SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2015 and 2014

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014	3

Notes to Financial Statements	4-15

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2015	16-66

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Baxter International Inc. and Subsidiaries Incentive Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 28, 2016

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014 (in thousands)

	2015	2014
Assets
Investments
Cash and cash equivalents	$46,353	$46,562
Common stock (including securities on loan of $309 in 2015 and $3,364 in 2014)	442,134	507,029
U.S. government and government agency issues (including securities on loan of $10,501 in 2015 and $5,998 in 2014)	28,483	34,634
Corporate and other obligations (including securities on loan of $1,296 in 2015 and $3,257 in 2014)	29,445	39,425
Commingled funds	920,030	1,147,634
Synthetic guaranteed investment contracts	616,636	712,934
Registered investment companies	15,979	16,921
Collateral held on loaned securities	12,328	12,903

Total investments at fair value	2,111,388	2,518,042

Receivables
Notes receivables from participants	37,330	50,454
Sponsor contributions	18,157	26,743
Accrued interest and dividends	1,056	2,390
Due from brokers for securities sold	5,127	505

Total receivables	61,670	80,092

Total assets	2,173,058	2,598,134

Liabilities
Accounts payable	8,064	5,957
Due to brokers for securities purchased	10,485	7,815
Collateral to be paid on loaned securities	12,328	12,903

Total liabilities	30,877	26,675

Net assets available for benefits, reflecting investments at fair value	2,142,181	2,571,459
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(22,443)	(41,872)

Net assets available for benefits	$2,119,738	$2,529,587

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2015 and 2014 (in thousands)

	2015	2014
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$25,871	$121,342
Interest	20,250	22,436
Dividends	7,880	10,973

Net investment income	54,001	154,751

Participant loan interest	3,383	4,099

Contributions
Sponsor	61,212	73,677
Participant	103,974	107,935

	165,186	181,612

Total additions	222,570	340,462

Deductions from net assets attributed to
Benefits paid	175,444	171,804
Plan expenses	6,357	6,834

Total deductions	181,801	178,638

Increase before transfers	40,769	161,824
Transfer to Baxalta Incorporated and Subsidiaries Incentive Investment Plan (Refer to Note 1)	(496,501)	—
Transfer from other plan (Refer to Note 11)	45,883	12,083

Net (decrease)/increase	(409,849)	173,907

Net assets available for benefits
Beginning of year	2,529,587	2,355,680

End of year	$2,119,738	$2,529,587

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan the predecessor of which originally became effective on January 1, 1960. The Plan was created for the purpose of providing retirement benefits to United States employees of Baxter International Inc. (the Sponsor or the Company) and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $18,000 and $17,500 a year in 2015 and 2014, respectively. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $6,000 and $5,500 per year in “catch-up” contributions in 2015 and 2014, respectively. Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3% and 4% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participants who contribute at least 4% of their compensation is 3.5% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon. The additional non-matching contributions become fully vested after three years of service. Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Upon enrollment in the Plan, a participant may direct contributions into any of 17 investment options: Stable Income Fund, Baxter Common Stock Fund, State Street S&P 500 Index Non-Lending Series Fund, State Street International Index Non-Lending Series Fund, State Street Russell Small Cap Index Non-Lending Series Fund, Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund) and ten different Target Date Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. Participants may not direct contributions to the Self-Managed Fund but can transfer funds into the Self-Managed Fund from other investment options. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Certain participants obtained shares in Baxalta Incorporated (Baxalta), in connection with the spin (as discussed below). These shares were placed into the Baxalta Common Stock Fund in connection with Baxter’s 2015 spin-off of its BioScience business. See Note 12 for a discussion of the conversion of the Baxalta Common Stock Fund into the Shire Common Stock Fund in June 2016, in connection with the merger of a wholly-owned subsidiary of Shire plc (Shire) with and into Baxalta, with Baxalta as the surviving company (the Merger). Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund, Edwards Lifesciences Common Stock Fund or the Shire Common Stock Fund (f/k/a the Baxalta Common Stock Fund), but may make transfers out of these funds at any time. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

On July 1, 2015, Baxter completed the distribution of approximately 80.5% of the outstanding common stock of Baxalta to Baxter stockholders in connection with the separation of its biopharmaceutical business (the spin). The distribution was made to Baxter’s stockholders of record as of the close of business on June 17, 2015, who received one share of Baxalta common stock for each Baxter common share held as of such date. The Plan received 2,703,100 shares of Baxalta common stock on July 1, 2015 as a result of the distribution. The distribution was intended to take the form of a tax-free distribution for federal income tax purposes in the United States. As a result of the distribution, Baxalta became an independent public company whose shares traded on the New York Stock Exchange under the symbol “BXLT.” In 2015, the Plan transferred approximately $497 million of assets to the Baxalta Incorporated and Subsidiaries Incentive Investment Plan in connection with the spin.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (“NAV”) practical expedient (“ASU 2015-07”). ASU 2015-07 also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV practical expedient. ASU 2015-07 is effective for annual reporting periods beginning after December 15, 2016. The Plan Sponsor has chosen not to early adopt this standard and is currently evaluating the impact of this standard on the Plan’s financial statements.

In July 2015, the FASB issued new guidance impacting benefit plan accounting and reporting (“ASU 2015-12”). ASU 2015-12 requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts. It also simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and provides employee benefit plans with a measurement-date practical expedient for asset fair value. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Plan Sponsor has chosen not to early adopt this standard and is currently evaluating the impact of this standard on the Plan’s financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of certain funds are to track the performances of the S&P 500, Europe, Australasia and the Far East (EAFE), or Russell 2000 indexes. In addition, these funds include target date retirement funds, whose objective is to provide investors, who have a specific date in mind for retirement with a portfolio of investments. The underlying investments for all funds vary, with some holding diversified portfolios of domestic stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. In addition, this investment includes an individual separate account with Metropolitan Life Insurance Company (MetLife). The value of this separate account is based upon the unit value provided by MetLife as of the Plan’s financial statement date plus the fair value of the wrapper contracts, which is calculated using a replacement cost

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

approach. The underlying securities primarily of the account, managed by a sub-advisor of the insurance company, consist of fixed income securities. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. During 2014, the GIC with Bank of America was terminated and the Plan entered into a new GIC with Prudential. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair values of the wrapper contracts were a loss of $391 thousand and a loss of $449 thousand at December 31, 2015 and 2014, respectively.

While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $594.2 million and $671.1 million at December 31, 2015 and 2014, respectively.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 2.3% and 1.9% at December 31, 2015 and 2014, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 2.7% and 2.8% for the years ended December 31, 2015 and 2014. The credit ratings for Transamerica, Prudential and MetLife were AA- at both December 31, 2015 and 2014.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote. The spin did not constitute such an event under the GIC’s.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from broker for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC, formerly ING Institutional Plan Services, LLC, serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
	Balance at December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$46,353	$—	$46,353	$—
Common stock:
Healthcare	236,252	236,252	—	—
Consumer products	72,615	72,615	—	—
Information technology	81,102	81,102	—	—
Financial services	13,437	13,437	—	—
Industrial services and materials	11,958	11,958	—	—
Energy	4,437	4,437	—	—
Other	22,333	22,333	—	—

Total common stock	442,134	442,134	—	—

U.S. government and government agency issues	28,483	—	28,483	—
Corporate and other obligations	29,445	—	29,445	—
Commingled funds:
State Street S&P 500 Index Non-Lending Series Fund	272,441	—	272,441	—
State Street International Index Non-Lending Series Fund	79,540	—	79,540	—
State Street Russell Small Cap Index Non-Lending Series Fund	102,918	—	102,918	—
Target date retirement funds	431,877	—	431,877	—
Other	33,254	—	33,254	—

Total commingled funds	920,030	—	920,030	—

Registered investment companies	15,979	15,979	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	190,291	—	190,291	—
U.S. government and government agency issues	254,312	—	254,312	—
Individual separate account	145,276	—	145,276	—
Cash and cash equivalents	27,148	—	27,148	—
Wrapper contracts	(391)	—	—	(391)

Total synthetic guaranteed investment contracts	616,636	—	617,027	(391)

Collateral held on loaned securities	12,328	—	12,328	—

Total assets	$2,111,388	$458,113	$1,653,666	$(391)

Liability
Collateral to be paid on loaned securities	$12,328	$319	$12,009	$—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

		Basis of Fair Value Measurement
	Balance at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$46,562	$—	$46,562	$—
Common stock:
Healthcare	268,535	268,535	—	—
Consumer products	69,345	69,345	—	—
Information technology	77,618	77,618	—	—
Financial services	23,737	23,737	—	—
Industrial services and materials	26,505	26,505	—	—
Energy	11,429	11,429	—	—
Other	29,860	29,860	—	—

Total common stock	507,029	507,029	—	—

U.S. government and government agency issues	34,634	—	34,634	—
Corporate and other obligations	39,425	—	39,425	—
Commingled funds:
SSgA S&P 500 Fund	335,741	—	335,741	—
SSgA EAFE Equity Fund	104,083	—	104,083	—
SSgA Small Cap Fund	138,789	—	138,789	—
Target date retirement funds	536,660	—	536,660	—
Other	32,361	—	32,361	—

Total commingled funds	1,147,634	—	1,147,634	—

Registered investment companies	16,921	16,921	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	213,638	—	213,638	—
U.S. government and government agency issues	307,750	—	307,750	—
Individual separate account	167,683	—	167,683	—
Cash and cash equivalents	24,312	—	24,312	—
Wrapper contracts	(449)	—	—	(449)

Total synthetic guaranteed investment contracts	712,934	—	713,383	(449)

Collateral held on loaned securities	12,903	—	12,903	—

Total assets	$2,518,042	$523,950	$1,994,541	$(449)

Liability
Collateral to be paid on loaned securities	$12,903	$3,465	$9,438	$—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The fair value of commingled funds is valued based upon the net asset value of the underlying securities and is classified as Level 2. The Plan did not have any transfers between Levels 1 and 2 during 2015 and 2014.

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2013	$(129)
Additions	(84)
Settlements	(67)
Unrealized losses (relating to assets held at end of year)	(169)

Balance at December 31, 2014	(449)

Unrealized gains (relating to assets held at end of year)	58

Balance at December 31, 2015	$(391)

The unrealized losses from the wrapper contracts are excluded from the net appreciation reported for the Plan, but instead are reflected in the change in the adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits. In 2014, the additions are due to the new contract with Prudential and the settlements are due to termination of the contract with Bank of America as detailed in Note 2.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2015 and 2014 are summarized as follows:

(in thousands, except per share data)	2015		2014
Baxter common stock, 2,530,593 shares at December 31, 2014	$	*	$185,467
State Street S&P 500 Index Non-Lending Series Fund		272,441	*
SSgA S&P 500 Fund		*	335,741
MetLife Individual Separate Account		145,276	167,683
SSgA Small Cap Fund		*	138,789

*	Does not meet 5% threshold

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

Investments as of December 31, 2015 and 2014 are segregated into various investment fund options as follows:

	2015	2014
(in thousands)
Cash (available for investment)	$5,058	$7,551
Stable Income Fund	635,174	732,093
Baxter Common Stock Fund	85,813	186,340
Baxalta Common Stock Fund	80,461	—
Composite Fund	132,733	162,780
General Equity Fund	158,367	183,337
Cardinal Health Common Stock Fund	8,405	8,210
State Street S&P 500 Index Non-Lending Series Fund	272,441	—
SSgA S&P 500 Fund	—	335,741
State Street International Index Non-Lending Series Fund	79,540	—
SSgA EAFE Equity Fund	—	104,083
Edwards Lifesciences Common Stock Fund	24,012	22,704
State Street Russell Small Cap Index Non-Lending Series Fund	102,918	—
SSgA Small Cap Fund	—	138,831
Northern Trust Domestic Mid Cap	26,289	23,638
SSgA Emerging Markets Fund	6,965	8,723
Self-Managed Fund	49,007	54,448
Target Date Retirement Funds	431,877	536,660
Collateral held on loaned securities	12,328	12,903

Total investments at fair value	2,111,388	2,518,042
Adjustment from fair value to contract value for Stable Income Fund	(22,443)	(41,872)

Total investments	$2,088,945	$2,476,170

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2015	2014
(in thousands)
Baxter common stock	$(8,141)	$9,991
Other common stock	40,749	33,870
U.S. government and government agency issues	(835)	1,668
Corporate and other obligations	(2,796)	560
Commingled funds	(1,310)	75,339
Registered investment companies	(1,796)	(86)

	$25,871	$121,342

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower,

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2015 and 2014, the Plan had securities on loan with a fair value of $12.1 million and $12.6 million, respectively, with cash collateral received of $12.3 million and $12.9 million, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2015 and 2014, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2015 and 2014 the cash collateral received is reflected at its fair value of $12.3 million and $12.9 million in the 2015 and 2014 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $1.5 million and $0.5 million received for securities on loan at December 31, 2015 and December 31, 2014, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2015 and 2014 Statements of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $24 thousand for both 2015 and 2014. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated September 16, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 21, 2016 to request an updated favorable determination letter for the Plan. U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2015 and 2014

10.	Parties-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2015 and 2014, the Plan held shares of common stock of State Street Corporation, shares of registered investment companies of SSgA, and participation units in commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan Custodian and Charles Schwab, the brokerage provider; loans with participants; shares of common stock, shares of registered investment companies, units of commingled funds, fixed income securities, or bonds managed by AllianceBernstein, Northern Trust Corporation, Pacific Investment Management Company, Loomis Sayles, and Vanguard, investment managers for the Plan; shares of common stock, bonds, individual separate accounts or interest rate wrapper contracts of Prudential, Transamerica, and Metlife, issuers of the Plan’s fully benefit-responsive contracts; shares of registered investment companies in various affiliates of Voya Institutional Plan Services, LLC, the recordkeeper; and shares of common stock of Edward Lifesciences Corporation and Cardinal, entities the Company has previously spun off. The Plan held bonds and shares of common stock of Baxter, the Plan Sponsor, and Baxalta, the spin-off company. At December 31, 2015 and 2014, the Plan held 2,228,977 and 2,530,593 shares of common stock of Baxter valued at $85,035,458 and $185,467,155, respectively. At December 31, 2015, the Plan held 2,111,473 shares of common stock of Baxalta valued at $82,410,788. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

11.	Plan Merger

During 2013, Baxter acquired 100 percent of the voting equity interests in Indap Holding AB, the holding company for Gambro AB (Gambro). The Gambro Renal Products, Inc. 401(k) Plan was merged into the Plan effective September 2015. As a result of this merger, total assets of approximately $45.9 million were transferred into the Plan.

During 2012, Baxter acquired Synovis Life Technologies, Inc. (Synovis). The Synovis 401(k) Plan was merged into the Plan effective September 2014. As a result of this merger, total assets of approximately $12.1 million were transferred into the Plan.

12.	Subsequent Event

On June 3, 2016, a wholly-owned subsidiary of Shire plc (Shire) merged with and into Baxalta, with Baxalta as the surviving company in the Merger. In connection with the closing of the Merger, each Baxalta stockholder received a combination of cash and Shire equity securities. Participants invested in the Baxalta Common Stock Fund at the closing of the Merger were able to direct the investment of the cash portion of the related merger consideration into certain investment alternatives within the Plan. In the event that a participant did not make an investment election, the cash portion was invested in the Plan’s qualified default investment alternative.

Additionally, in connection with the Merger, the Baxalta Common Stock Fund became the Shire Stock Fund, holding Shire American Depository Shares and cash (for liquidity purposes).

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash and Cash Equivalents:
	US Dollar	Cash	—	(598,486)
	CAD Dollar	Cash		6,546
*	Schwab Money Market Fund	Short-Term Investment Fund	—	10,767,032
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	18,537,027
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	5,688,538
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	4,651,367
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	3,713,422
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,124,541
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,070,834
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	792,729
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	255,039
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	196,724
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	89,319
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	58,183

	Cash and Cash Equivalents		—	46,352,815

**	Common Stock:
	3D Sys Corp	Common Stock	—	19,813
	3Dicon Corp New	Common Stock	—	2
	3M Company	Common Stock	—	20,539
	8X8 Inc New	Common Stock	—	18,663
	A T & T Inc New	Common Stock	—	114,954
	Abattis Bioceuticals	Common Stock	—	17
	Abb Ltd Adr	Common Stock	—	11,347
	Abbott Laboratories	Common Stock	—	3,060,301
	Abbott Laboratories	Common Stock	—	122,374
	Abbvie Inc	Common Stock	—	123,398
	Abeona Therapeutics	Common Stock	—	1,388
	Acadia Pharmaceuticals	Common Stock	—	1,248
	Acceleron Pharma Inc	Common Stock	—	4,876
	Achillion Pharma Inc	Common Stock	—	1,079
	Acorda Therapeutics Inc	Common Stock	—	21,390
	Activision Blizzard Inc	Common Stock	—	16,761
	Actua Corporation	Common Stock	—	859
	Acxiom Corp	Common Stock	—	3,138
	Adamis Pharma New	Common Stock	—	2,700
	Adobe Systems Inc	Common Stock	—	4,332,468
	Adt Corp	Common Stock	—	363
	Advanced Micro Devices	Common Stock	—	40,610
	Advansource Biomaterials	Common Stock	—	775
	Aercap Holdings Nv Common Stock Eur.01	Common Stock	—	51,092
	Aero Grow Intl Inc New	Common Stock	—	30

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Aetna Inc New	Common Stock	—	6,487
	Affymax Inc New	Common Stock	—	158
	Affymetrix Inc	Common Stock	—	12,945
	Aflac Inc	Common Stock	—	8,337
	Agilent Technologies Inc	Common Stock	—	65,992
	Agios Pharmaceutical	Common Stock	—	3,571
	Agnico Eagle Mines Ltd	Common Stock	—	5,782
	Air Lease Corp Cl A	Common Stock	—	1,852
	Akorn Inc	Common Stock	—	5,596
	Alcatel Lucent Xxx 12/22/15	Common Stock	—	5,454
	Alcatel Lucent F	Common Stock	—	2,754
	Alcoa Inc	Common Stock	—	92,680
	Alexion Pharmaceuticals Inc	Common Stock	—	3,853,981
	Alibaba Group Hldg A	Common Stock	—	141,979
	Alibaba Group Holding Sp Adr	Common Stock	—	3,315,123
	Alj Regional Hldgs Inc	Common Stock	—	3,442
	Alkermes Plc F	Common Stock	—	87,556
	All American Gold Co	Common Stock	—	1
	Allergan Plc Common Stock Usd.0033	Common Stock	—	3,465,364
	Allergan Plc Common Stock Usd.0033	Common Stock	—	698,252
	Allergan Plc F	Common Stock	—	32,812
*	Alliancebernstein Hl Lp	Common Stock	—	13,408
	Allscripts Hlthcare Sltn	Common Stock	—	1,507
	Ally Financial Inc Common Stock Usd.1	Common Stock	—	433,410
	Alnylam Pharmaceuticals	Common Stock	—	15,062
	Alon Usa Energy Inc	Common Stock	—	8,162
	Alphabet Inc	Common Stock	—	94,917
	Alphabet Inc	Common Stock	—	78,165
	Alphabet Inc Cl A Common Stock Usd.001	Common Stock	—	5,891,339
	Alphabet Inc Cl A Common Stock Usd.001	Common Stock	—	65,238
	Alphabet Inc Cl C Common Stock Usd.001	Common Stock	—	6,012,993
	Altria Group Inc	Common Stock	—	190,159
	Aluminum Corp China Adr	Common Stock	—	140
	Amag Pharmaceuticals Inc	Common Stock	—	10,567
	Amarantus Bioscience	Common Stock	—	10
	Amarin Corp Plc New Adr	Common Stock	—	1,966
	Amazon Com Inc	Common Stock	—	268,328
	Amazon.Com Inc	Common Stock	—	10,650,167
	Ambarella Inc	Common Stock	—	446
	Amdocs Limited	Common Stock	—	10,914
	Amec Foster Wheeler Adrf	Common Stock	—	1,153
	American Capital Agency	Common Stock	—	5,313
	American Capital Ltd	Common Stock	—	8,274
	American Express Co	Common Stock	—	3,130
	American Express Co Common Stock Usd.2	Common Stock	—	463,807
	American Graphite Te	Common Stock	—	19

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
American Green Inc	Common Stock	—	546
American International Group	Common Stock	—	61,133
American Intl Gp 21Wts 1/19/11	Common Stock	—	642
American Intl Group	Common Stock	—	7,684
American Lithium Minerals In	Common Stock	—	312
American Tower Corp	Common Stock	—	2,350,269
American Tower Corp	Common Stock	—	360,565
American Water Works Co	Common Stock	—	10,755
Amerigas Partners L P	Common Stock	—	7,197
Ameriprise Financial Inc	Common Stock	—	454,574
Amgen Incorporated	Common Stock	—	70,776
Amicus Therapeutics Inc	Common Stock	—	9,700
Amira Nature Foods Ltd	Common Stock	—	14,576
Ampio Pharmaceutical	Common Stock	—	3,500
Amtrust Finl Svcs	Common Stock	—	6,158
Analog Devices Inc Common Stock Usd.167	Common Stock	—	54,573
Anavex Life Sciences	Common Stock	—	19,634
Andrea Electronics Corp	Common Stock	—	54
Annaly Mtg Mgmt Inc	Common Stock	—	138,296
Aon Plc	Common Stock	—	90,964
Apache Corp	Common Stock	—	4,447
Apple Inc	Common Stock	—	1,464,972
Apple Inc	Common Stock	—	10,144,268
Apple Inc	Common Stock	—	506,731
Applied Materials	Common Stock	—	1,120
Applied Materials Inc	Common Stock	—	82,880
Aptose Biosciences New F	Common Stock	—	1,265
Aqua America Inc	Common Stock	—	4,769
Aqua Power Systems I	Common Stock	—	3
Arch Coal Inc	Common Stock	—	691
Archer Daniels Midland Co	Common Stock	—	2,751
Arena Pharmaceuticals Inc	Common Stock	—	29,078
Ariad Pharmaceuticals	Common Stock	—	7,525
Arm Holdings Plc Spons Adr	Common Stock	—	1,933,102
Array Biopharma Inc	Common Stock	—	5,697
Astrazeneca Plc	Common Stock	—	3,055
Atlantic Power Corp	Common Stock	—	21,071
Atlassian Corp Plc Class A Common Stock Usd.1	Common Stock	—	87,359
Atossa Genetics Inc	Common Stock	—	320
Atwood Oceanics Inc	Common Stock	—	1,057
Aurinia Pharmaceutic	Common Stock	—	2,470
Auto Data Processing	Common Stock	—	30,233
Avalon Rare Metals	Common Stock	—	92
Avita Med Ltd	Common Stock	—	3,268
Axiall Corp	Common Stock	—	3,496
Baidu Com Inc Adr	Common Stock	—	93,197

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Baker Hughes Inc	Common Stock	—	2,342
	Banco Bilbao Argen F	Common Stock	—	6,700
	Banco Latinoamericano	Common Stock	—	1,115
	Banco Santander Sa F	Common Stock	—	11,669
	Bank of America	Common Stock	—	76,372
	Bank Of America Corp	Common Stock	—	375,066
	Bank Of New York Co New	Common Stock	—	29,967
	Bard C R Inc	Common Stock	—	66,304
	Basic Energy Services	Common Stock	—	402
*	Baxalta Inc	Common Stock	—	2,742,397
*	Baxalta Inc Common Stock Usd.01	Common Stock	—	79,668,391
*	Baxter International	Common Stock	—	292,901
*	Baxter International Inc	Common Stock	—	84,742,557
	Bayer A G Sponsored Adr	Common Stock	—	28,213
	Bb&T Corporation	Common Stock	—	6,617
	Beacon Power Corp New	Common Stock	—	38
	Becton Dickinson & Co	Common Stock	—	5,855
	Berkshire Hathaway B New	Common Stock	—	141,679
	Best Buy Inc	Common Stock	—	3,532
	Bioadaptives Inc	Common Stock	—	1
	Biodel Inc New	Common Stock	—	343
	Bioelectronics Corp	Common Stock	—	85
	Biogen Idec Inc	Common Stock	—	3,062,315
	Biogen Inc	Common Stock	—	120,702
	Biomarin Pharmaceutical Inc	Common Stock	—	11,314
	Biomarin Pharmaceutical Inc Common Stock Usd.001	Common Stock	—	503,910
	Bionovo Inc New	Common Stock	—	35
	Black Hills Corp	Common Stock	—	5,107
	Blackberry Ltd	Common Stock	—	14,662
	Blackstone Mortgage Tr	Common Stock	—	19,291
	Bluebird Bio Inc	Common Stock	—	3,789
	Boeing Co	Common Stock	—	3,992,409
	Boeing Co	Common Stock	—	439,322
	Boeing Co	Common Stock	—	85,776
	Bofi Holding Inc	Common Stock	—	4,210
	Bovie Medical Corp	Common Stock	—	2,100
	Bp Plc F	Common Stock	—	98,754
	Bp Plc Spons Adr	Common Stock	—	74,011
	Brazil Minerals Inc	Common Stock	—	—
	Breitburn Energy Partners L P	Common Stock	—	477
	Briggs & Stratton Corp	Common Stock	—	5,190
	Bristol Myers Squibb Co	Common Stock	—	4,626,141
	Bristol-Myers Squibb	Common Stock	—	80,162
	Broadcom Corp Cl A	Common Stock	—	11,564
	Broadridge Finl Solution	Common Stock	—	4,052
	Brookfield Asset Mgmt Inc	Common Stock	—	11,824

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Brookfield Infra Partners	Common Stock	—	872
	Brookfield Ppty Partners L P	Common Stock	—	325
	Brookfield Renew Egy Lpf	Common Stock	—	2,618
	Buckeye Partners L P	Common Stock	—	26,384
	C H Robinson Worldwide New	Common Stock	—	3,101
	C M S Energy Corp	Common Stock	—	1,392
	Caladrius Bioscience	Common Stock	—	1,080
	Calamp Corp	Common Stock	—	119,580
	Calgon Carbon Corp	Common Stock	—	2,070
	Cameron Intl Corp	Common Stock	—	4,930
	Canadian Natl Ry Co	Common Stock	—	8,382
	Canadian Natural Res	Common Stock	—	2,183
	Cannabis Sativa Inc	Common Stock	—	21
	Cannabis Science Inc	Common Stock	—	975
	Cannabusiness Group Inc	Common Stock	—	6
	Cannagrow Holdings Inc	Common Stock	—	6
	Cap Gemini Sogeti Or	Common Stock	—	9,299
	Capital One Financial Corp	Common Stock	—	78,326
	Capstead Mortgage Cp New	Common Stock	—	12,236
	Carbo Ceramics Inc	Common Stock	—	25,404
*	Cardinal Health Inc	Common Stock	—	91,502
*	Cardinal Health Inc	Common Stock	—	8,347,281
	Carlyle Group Lp	Common Stock	—	1,484
	Carmax Inc	Common Stock	—	10,794
	Catalent Inc	Common Stock	—	12,515
	Catalyst Pharmaceutical Partners	Common Stock	—	9,800
	Caterpillar Inc	Common Stock	—	152,996
	Cbl & Assoc Pptys Inc	Common Stock	—	210
	CBS Corp	Common Stock	—	69,740
	Cdk Global Inc	Common Stock	—	5,601
	Celanese Corp	Common Stock	—	5,483
	Celator Pharmaceutic	Common Stock	—	7,040
	Celgene Corp	Common Stock	—	43,712
	Celgene Corp	Common Stock	—	4,554,270
	Celldex Therapeutics Inc	Common Stock	—	4,124
	Cellectar Bioscience New	Common Stock	—	1
	Cenovus Energy Inc	Common Stock	—	3,155
	Central Fd Cda Ltd	Common Stock	—	13,986
	Centrus Energy Corp	Common Stock	—	3
	Centurylink Inc	Common Stock	—	6,912
	Ceragon Networks Ltd	Common Stock	—	182
	Cereplast Inc New	Common Stock	—	—
	Cerulean Pharma Inc	Common Stock	—	532
	Cerus Corp	Common Stock	—	16,432
	Chemours Co	Common Stock	—	570
	Cheniere Energy Incnew	Common Stock	—	3,166

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Chesapeake Energy Corporation	Common Stock	—	68,189
Chevron Corp Common Stock Usd.75	Common Stock	—	701,972
Chevron Corporation	Common Stock	—	148,120
Chicago Brdg & Iron Ny	Common Stock	—	7,798
Chimerix Inc	Common Stock	—	89,500
Chipotle Mexican Grill	Common Stock	—	6,238
Church & Dwight Co Inc	Common Stock	—	14,089
Churchill Downs Inc	Common Stock	—	14,149
Ciena Corp New	Common Stock	—	8,235
Cigna Corp	Common Stock	—	7,316
Cisco Systems Inc	Common Stock	—	204,864
Cit Group Inc	Common Stock	—	74,411
Citigroup Inc	Common Stock	—	91,598
Citigroup Inc	Common Stock	—	1,865,608
Citigroup Inc	Common Stock	—	416,576
Citigroup Inc	Common Stock	—	76,576
Citizens Financial Group	Common Stock	—	74,925
Civeo Corp Cda F	Common Stock	—	213
Clean Energy Fuels Corp	Common Stock	—	1,800
Cliffs Natural Resources Inc	Common Stock	—	1,266
Cnooc Limited Adr	Common Stock	—	1,566
Coach Inc	Common Stock	—	3,331
Coates Intl Ltd	Common Stock	—	31
Coca Cola Company	Common Stock	—	55,214
Comcast Corp	Common Stock	—	440,889
Comcast Corp	Common Stock	—	66,801
Comcast Corp New Cl A	Common Stock	—	5,643
Commtouch Software Ltd	Common Stock	—	707
Communications Sales	Common Stock	—	38,592
Compass Minerals Intl	Common Stock	—	8,280
Conagra Foods Inc	Common Stock	—	21,080
Concho Resources Inc	Common Stock	—	1,494,089
Conocophillips	Common Stock	—	213,294
Consolidated Edison Inc	Common Stock	—	32,135
Constellation Brand Cl A	Common Stock	—	28,488
Corning Inc	Common Stock	—	7,645
Cortex Pharm Inc	Common Stock	—	49
Costco Wholesale Corp	Common Stock	—	3,652,060
Costco Whsl Corp New	Common Stock	—	43,323
Cracker Barrel Old Ctry	Common Stock	—	12,683
Creative Edge Nutrit	Common Stock	—	93
Crestwood Equity Lp Lp	Common Stock	—	416
Cross Timbers Royalty Tr	Common Stock	—	195
Crown Castle Intl Corp Reit Usd.01	Common Stock	—	333,454
Cst Brands Inc	Common Stock	—	2,506
Csx Corp	Common Stock	—	6,689

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cti Biopharma Corp	Common Stock	—	12,450
	Cui Global Inc New	Common Stock	—	113
	Cummins Engine Inc	Common Stock	—	23,859
	Cvs Health Corporation	Common Stock	—	36,957
	Cyclacel Pharma New	Common Stock	—	71
	Cytori Therapeutics New	Common Stock	—	139
	Cytosorbents Corp New	Common Stock	—	1,671
	Cytrx Corp New	Common Stock	—	36,249
	D X I Energy Inc F	Common Stock	—	1
	Decisionpoint Sys New	Common Stock	—	1
	Deere & Co	Common Stock	—	30,213
	Delcath Systems Inc New	Common Stock	—	300
	Delphi Automotive Plc	Common Stock	—	17,146
	Delta Air Lines Inc Common Stock Usd.0001	Common Stock	—	269,029
	Denbury Res Inc	Common Stock	—	1,010
	Derma Sciences Inc New	Common Stock	—	914
	Devon Energy Cp New	Common Stock	—	11,947
	Digital Realty Trust	Common Stock	—	6,687
	Digital Turbine Inc	Common Stock	—	7
	Discover Financial Svcs	Common Stock	—	17,193
	Discovery Communications	Common Stock	—	273,175
	Dollar General Corp	Common Stock	—	7,474
	Dollar General Corp Common Stock Usd.875	Common Stock	—	219,788
	Dominion Res Inc Va	Common Stock	—	15,206
	Dominos Pizza Inc	Common Stock	—	11,125
	Dominovas Energy Corp	Common Stock	—	329
	Dow Chemical Company	Common Stock	—	34,125
	Dryships Inc	Common Stock	—	956
	Du Pont Ei De Nemour	Common Stock	—	17,782
	Duke Energy Corp	Common Stock	—	225,252
	Duke Realty Corp Reit	Common Stock	—	9,459
	Dun & Bradstreet Corp New	Common Stock	—	44,149
	Dunkin Brands Group	Common Stock	—	6,474
	E M C Corp Mass	Common Stock	—	14,252
	Eagle Bulk Shipng 14Wtsf 10/15/21	Common Stock	—	—
	Eagle Pharmaceutical	Common Stock	—	19,596
	Earthlink Holdings	Common Stock	—	7,430
	Eaton Corp Plc F	Common Stock	—	15,612
	Ebay Inc	Common Stock	—	5,166
	Eco Science Solutions	Common Stock	—	—
	E-Commerce China Adr F	Common Stock	—	3,595
	Edap Tms S A Spon Adr	Common Stock	—	128,030
*	Edwards Lifesciences Corp	Common Stock	—	23,815,219
*	Edwards Lifesciences Cp	Common Stock	—	436,838
	El Pollo Loco Hldgs	Common Stock	—	6,315
	Eli Lilly & Company	Common Stock	—	16,852

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Eline Entmt Gp Inc N	Common Stock	—	4
Ellie Mae Inc	Common Stock	—	542
Emerson Electric Co	Common Stock	—	4,393
Enbridge Inc	Common Stock	—	3,319
Encana Corporation	Common Stock	—	1,273
Endeavor Ip Inc	Common Stock	—	0
Endeavour Silver Corp F	Common Stock	—	710
Endocan Corp	Common Stock	—	145
Energy Transfer Partners	Common Stock	—	17,068
Enerplus Corp F	Common Stock	—	1,368
Ensco Plcshs Class Af	Common Stock	—	2,274
Entergy Corp	Common Stock	—	54,688
Enterprise Prd Prtnrs L P	Common Stock	—	83,257
Entravision Commun Corp	Common Stock	—	1,156
Eog Resources Inc	Common Stock	—	4,621
Eog Resources Inc	Common Stock	—	855,953
Eqt Corp Common Stock	Common Stock	—	66,854
Ethan Allen Interiors Inc	Common Stock	—	8,346
E-Trade Financial Cp	Common Stock	—	16,065
Exact Sciences Corp	Common Stock	—	9,230
Exelixis Inc	Common Stock	—	1,692
Exelon Corp	Common Stock	—	65,748
Exelon Corporation	Common Stock	—	36,607
Expedia Inc New	Common Stock	—	3,853
Expeditors Intl Wash Inc	Common Stock	—	52,564
Express Scripts Holding Co	Common Stock	—	275,934
Express Scripts Holding Company	Common Stock	—	24,912
Exxon Mobil Corporation	Common Stock	—	118,267
Facebook Inc	Common Stock	—	9,062,653
Facebook Inc Class A	Common Stock	—	427,536
Fannie Mae	Common Stock	—	19,942
Fedex Corporation	Common Stock	—	26,073
Female Health Co	Common Stock	—	2,175
Ferrari N V	Common Stock	—	240
Ferrellgas Partners Lp	Common Stock	—	1,949
Fireeye Inc	Common Stock	—	27,169
First Solar Inc	Common Stock	—	13,462
First Titan Corp	Common Stock	—	16
Firstenergy Corp	Common Stock	—	9,625
Fitbit Inc	Common Stock	—	7,102
Flextronics Intl Ltd	Common Stock	—	11,210
Flextronics Intl Ltd	Common Stock	—	68,563
Focus Gold Corp New	Common Stock	—	—
Ford Motor Company New	Common Stock	—	160,107
Fortress Invt Gp Llc A	Common Stock	—	2,545
Franklin Resources	Common Stock	—	18,410

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Freddie Mac Voting Shs	Common Stock	—	28,066
Freeport Mcmoran Inc	Common Stock	—	25,302
Friendable Inc	Common Stock	—	—
Frontier Communications Corp	Common Stock	—	4,721
Fs Investment Corp	Common Stock	—	3,596
Fuel Systems Solutions	Common Stock	—	1,223
Fuel-Tech N V	Common Stock	—	147
Fujifilm Hldgs Corp Adr	Common Stock	—	4,171
Galena Biopharma Inc	Common Stock	—	27,930
Gas Natural Inc	Common Stock	—	2,317
General Dynamics Corp	Common Stock	—	15,522
General Electric Co	Common Stock	—	2,119,058
General Electric Co	Common Stock	—	415,459
General Electric Co	Common Stock	—	67,604
General Electric Co	Common Stock	—	355,712
General Mls Inc	Common Stock	—	102,505
General Motors Co	Common Stock	—	87,275
Generex Biotechnology Corp Del	Common Stock	—	34
Genie Energy Ltd Cl	Common Stock	—	1,115
Genuine Parts Co	Common Stock	—	17,178
Gilead Sciences Inc	Common Stock	—	153,083
Gladstone Land Corp	Common Stock	—	6,017
Glaxosmithkline Plc Adrf	Common Stock	—	81,596
Global Arena Hldg	Common Stock	—	50
Globalstar Inc	Common Stock	—	432
Gogo Inc	Common Stock	—	765
Gold Resource Corp	Common Stock	—	13,417
Goldcorp Inc New	Common Stock	—	12,970
Golden Ocean Group Ltd F	Common Stock	—	1,038
Golden Star Res Ltd Cda	Common Stock	—	499
Goldman Sachs Bdc In	Common Stock	—	8,614
Goldman Sachs Group	Common Stock	—	366,259
Goldman Sachs Group Inc	Common Stock	—	16,198
Goodrich Pete Corp New	Common Stock	—	798
Gopro Inc	Common Stock	—	26,907
Grace W R & Co Del New	Common Stock	—	29,877
Grand Pacaraima Gold Corp	Common Stock	—	7
Great Basin Gold Ltd	Common Stock	—	21
Great Panther Silver F	Common Stock	—	1,002
Green Earth Technologies Inc	Common Stock	—	360
Green Innovations Lt	Common Stock	—	2
Greengro Technologie	Common Stock	—	913
Grifols Sa New Adr F	Common Stock	—	2,560
Groupon Inc Class A	Common Stock	—	3,408
Growlife Inc	Common Stock	—	162
Grupo Aeroport Del Adr	Common Stock	—	3,095

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Grupo Televisa Sa Spon Adr Adr	Common Stock	—	231,919
Gsi Technology Inc	Common Stock	—	1,860
Guess Inc	Common Stock	—	680
H C P Inc Reit	Common Stock	—	12,764
Halcon Resources	Common Stock	—	8
Halliburton Co Hldg Co	Common Stock	—	14,705
Hallmark Finl Svcs New	Common Stock	—	2,338
Halozyme Therapeutics	Common Stock	—	181,324
Halyard Health Inc	Common Stock	—	8,353
Hannon Armstrong Sus	Common Stock	—	3,784
Harman Intl Inds Inc New	Common Stock	—	9,421
Hartford Fin’L Svcs Grp Inc.	Common Stock	—	5,867
Hasbro	Common Stock	—	9,826
Hca Holdings Inc	Common Stock	—	33,815
Headwaters Inc	Common Stock	—	20,244
Healthwarehouse.Com New	Common Stock	—	4
Hemispherx Biopharma Inc	Common Stock	—	805
Hemp Inc	Common Stock	—	915
Hewlett Packard Enterprise C	Common Stock	—	21,447
Hi-Crush Partners Lp	Common Stock	—	321
Highpower Intl Inc	Common Stock	—	6,000
Hilton Worldwide Hld	Common Stock	—	3,210
Hollyfrontier Corp	Common Stock	—	11,967
Home Depot Inc	Common Stock	—	355,542
Home Depot Inc Common Stock Usd.05	Common Stock	—	1,482,980
Honeywell International	Common Stock	—	31,420
Honeywell International Inc	Common Stock	—	455,683
Hooper Holmes Inc	Common Stock	—	61
Hovnanian Enterprises Inc	Common Stock	—	3,396
Hp Inc	Common Stock	—	16,706
Hp Inc Common Stock Usd.01	Common Stock	—	176,136
Hsbc Hldgs Plc Adr New	Common Stock	—	24,906
Hsn Inc	Common Stock	—	608
Huntington Bancshs	Common Stock	—	7,678
Hydrogenics Corp New	Common Stock	—	631
Hypersolar Inc	Common Stock	—	213
Iac/Interactive Corp	Common Stock	—	1,862
Iamgold Corporation	Common Stock	—	9,594
Ibio Inc	Common Stock	—	2,800
Ibm Corp	Common Stock	—	44,803
Icahn Enterprises Lp	Common Stock	—	26,903
Idera Pharma New	Common Stock	—	36,524
Illinois Tool Wks Inc	Common Stock	—	9,731
Illumina Inc	Common Stock	—	19,194
Illumina Inc	Common Stock	—	2,960,713
Imation Corp	Common Stock	—	137

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Immunomedics Inc	Common Stock	—	4,605
Implant Sciences Corp	Common Stock	—	5,386
Inception Mining Inc	Common Stock	—	5
Incyte Genomics Inc	Common Stock	—	140,985
Inditex Unspon Adr	Common Stock	—	3,987,951
Infinera Corporation	Common Stock	—	21,744
Infosys Tech Spon Adr	Common Stock	—	3,350
Ingles Markets Class A	Common Stock	—	17,632
Ingli Green Energy F	Common Stock	—	91
Insmed Inc New	Common Stock	—	2,686
Insys Therapeutics New	Common Stock	—	2,748
Intel Corp	Common Stock	—	59,015
Intel Corp Common Stock Usd.001	Common Stock	—	259,983
Intelsat S A	Common Stock	—	416
Interactive Brokers Cl A	Common Stock	—	12,382
Interactive Leisure Sys	Common Stock	—	1
Intercontinental Exchange	Common Stock	—	492,957
International Paper Co	Common Stock	—	70,662
International Paper Co	Common Stock	—	15,402
Interpace Diagnostic	Common Stock	—	47
Interval Leisure Group	Common Stock	—	187
Intrexon	Common Stock	—	33,165
Intuitive Surgical	Common Stock	—	2,731
Invensense Inc	Common Stock	—	15,284
Invesco Ltd	Common Stock	—	69,358
Invivo Therapeutics	Common Stock	—	6,480
Invo Bioscience Inc	Common Stock	—	1,400
Ionis Pharmaceutical	Common Stock	—	8,546
Ipass Inc	Common Stock	—	1,000
Ipg Photonics Corp	Common Stock	—	19,972
Isoray Inc	Common Stock	—	20,906
Italk Inc	Common Stock	—	1
Itc Hldgs Corp	Common Stock	—	2,944
Ivanhoe Energy Inc New F	Common Stock	—	10
J P Morgan Chase & Co	Common Stock	—	51,831
Ja Solar Hldgs New Adr F	Common Stock	—	2,570
Jabil Circuit Inc	Common Stock	—	11,645
Jack In The Box Inc	Common Stock	—	11,506
James River Coal Co	Common Stock	—	20
Jd.Com Inc Adr Adr Usd.00002	Common Stock	—	1,290,260
Jetblue Airways Corp	Common Stock	—	28,312
Johnson & Johnson	Common Stock	—	153,349
Johnson Controls Inc	Common Stock	—	1,055
Johnson Controls Inc	Common Stock	—	419,563
Juniper Networks Inc	Common Stock	—	46,920
Juniper Pharmaceutic	Common Stock	—	773

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Juno Therapeutics In	Common Stock	—	13,191
Just Energy Group Inc F	Common Stock	—	427
Karyopharm Therapeut	Common Stock	—	1,047
Kat Exploration Inc New	Common Stock	—	2
Keryx Biopharmaceuticals	Common Stock	—	4,823
Keycorp Inc New	Common Stock	—	13,190
Keysight Technologies	Common Stock	—	65,676
Kimberly-Clark Corp	Common Stock	—	50,920
Kinder Morgan Holdco Llc	Common Stock	—	113,135
Kma Global Solutions	Common Stock	—	5
Kohls Corp	Common Stock	—	47,630
Kraft Heinz Company	Common Stock	—	76,543
Krispy Kreme Doughnuts Inc	Common Stock	—	15,070
Kroger Co	Common Stock	—	29,281
Kroger Co Common Stock Usd1.	Common Stock	—	3,507,689
Kronos Worldwide Inc	Common Stock	—	23
L S B Industries Inc	Common Stock	—	6,721
Lake Shore Gold Corp	Common Stock	—	16
Las Vegas Sands Corp	Common Stock	—	361,552
Ldk Solar Co Ltd Adr	Common Stock	—	43
Leapfrog Enterprises Inc	Common Stock	—	710
Legacy Reserves Lp	Common Stock	—	175
Lendingtree Inc	Common Stock	—	179
Liberty All Star Equity	Common Stock	—	128
Liberty Global Inc Cl Cf	Common Stock	—	4,933
Liberty Global Plc Cl Cf	Common Stock	—	258
Liberty Global Plc Series C Common Stock Usd.01	Common Stock	—	72,395
Liberty Media Corp	Common Stock	—	190,458
Lifeline Biotechnologies Inc New	Common Stock	—	2,150
Limelight Networks Inc	Common Stock	—	2,190
Lincoln Natl Corp Ind	Common Stock	—	4,318
Linkedin Corp	Common Stock	—	9,678
Linkedin Corp	Common Stock	—	3,601,707
Linnco Llc	Common Stock	—	188
Linux Gold Corporation	Common Stock	—	48
Liquidity Services Inc	Common Stock	—	813
Lithium Expl Group New	Common Stock	—	42,444
Livanova Plc F	Common Stock	—	2,612
Live Nation Entmt Inc	Common Stock	—	418
Live Ventures Incorp	Common Stock	—	365
Logitech Intl S A New	Common Stock	—	9,795
Lowes	Common Stock	—	52,509
Lowes Companies	Common Stock	—	15,208
Lpbp Inc Cl A	Common Stock	—	3
Lumentum Holdings In	Common Stock	—	639
Lynas Corporation Ord	Common Stock	—	36

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Lyondellbasell Inds	Common Stock	—	43,450
	M D U Resources Group Inc	Common Stock	—	2,027
	M G M Grand	Common Stock	—	2,499
	Magellan Petroleum	Common Stock	—	137
	Magnegas Corp New	Common Stock	—	5,690
	Magnum Hunter Resour	Common Stock	—	2
	Main Str Cap Corp	Common Stock	—	46,311
	Mallinckrodt Plc Common Stock Usd.2	Common Stock	—	320,255
	Mallinckrodt Pub F	Common Stock	—	149
	Manhattan Scientifics Inc	Common Stock	—	3,056
	Manitok Energy Inc	Common Stock	—	202
	Manitowoc Inc	Common Stock	—	2,917
	Mannkind Corp	Common Stock	—	15,225
	Marathon Oil Corp	Common Stock	—	25,395
	Marathon Pete Corp	Common Stock	—	75,297
	Markel Corp Holding Co	Common Stock	—	24,734
	Marriott International	Common Stock	—	3,133,451
	Marsh & Mclennan Cos	Common Stock	—	65,641
	Mast Therapeutics Inc	Common Stock	—	23,116
	Mastercard Inc	Common Stock	—	6,304,581
	Mastercard Inc	Common Stock	—	143,094
	Mazda Motors Corp Adr F	Common Stock	—	1,446
	Mc Donalds Corp	Common Stock	—	99,186
	Mcdonald S Corp Common Stock Usd.01	Common Stock	—	2,225,995
	Mcgraw Hill Financial Inc	Common Stock	—	2,326,864
	Mcgraw Hill Inc	Common Stock	—	5,225
	Mckesson Corp Common Stock Usd.01	Common Stock	—	531,165
	Med Cannabis Pharma Inc	Common Stock	—	4
	Medbox Inc	Common Stock	—	13
	Medical Marijuana Inc	Common Stock	—	962
	Medical Properties Trust	Common Stock	—	26,022
	Medicines Company	Common Stock	—	20,910
	Medicinova Inc New	Common Stock	—	10,650
	Medivation Inc	Common Stock	—	3,287
	Medtronic Plc	Common Stock	—	7,154
	Medtronic Plc Common Stock Usd.1	Common Stock	—	470,311
	Meetme Inc	Common Stock	—	17,900
	Mei Pharma Inc New	Common Stock	—	3,200
	Mercadolibre Inc	Common Stock	—	6,975
	Merck & Co Inc	Common Stock	—	164,528
	Merck & Co. Inc.	Common Stock	—	72,949
	Merrimack Pharma Inc	Common Stock	—	11,810
*	Metlife Inc	Common Stock	—	5,247
	Mgic Invt Corp Wis	Common Stock	—	2,216
	Micro Imaging Tech New	Common Stock	—	33
	Micron Technology Inc	Common Stock	—	2,832

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Microsoft Corp	Common Stock	—	92,307
	Microsoft Corp	Common Stock	—	2,929,839
	Microsoft Corp	Common Stock	—	76,623
	Miller Herman Inc	Common Stock	—	2,870
	Minco Gold Corp	Common Stock	—	4
	Mind Solutions Inc	Common Stock	—	920
	Mirna Therapeutics I	Common Stock	—	3,281
	Molycorp Inc	Common Stock	—	1
	Mondelez Intl Inc	Common Stock	—	52,149
	Monitise Plc Ord	Common Stock	—	147
	Monogram Residential	Common Stock	—	488
	Monsanto Co	Common Stock	—	1,756,599
	Monsanto Co	Common Stock	—	539,400
	Monsanto Co New Del	Common Stock	—	18,620
	Monster Beverage Cor	Common Stock	—	7,150
	Monster Beverage Corp Common Stock	Common Stock	—	1,900,184
	Morgan Stanley	Common Stock	—	1,969,932
	Morgan Stanley	Common Stock	—	12,869
	Mosaic Co	Common Stock	—	230,531
	Mosaic Co	Common Stock	—	5,628
	Multi-Corp Intl Inc	Common Stock	—	27
	Murphy Oil Corp	Common Stock	—	4,946
	Myecheck Inc New	Common Stock	—	583
	Mylan N V	Common Stock	—	3,623
	National-Oilwell Inc	Common Stock	—	3,397
	Natl Bk Greece F	Common Stock	—	104
	Navidea Biopharma	Common Stock	—	6,251
	Navios Maritime	Common Stock	—	2,349
	Navios Maritime Partners	Common Stock	—	1,510
	Navistar International Corp New	Common Stock	—	12,040
	Nestle S A	Common Stock	—	7,442
	Netapp Inc	Common Stock	—	2,122
	Netflix Inc	Common Stock	—	5,229,453
	Netflix Inc	Common Stock	—	271,652
	Netgear Inc	Common Stock	—	4,191
	Nextera Energy Inc	Common Stock	—	66,731
	Nike Inc	Common Stock	—	50,000
	Nike Inc	Common Stock	—	6,132,655
	No Amern Palladium New F	Common Stock	—	20
	Nokia Corp Spon Adr F	Common Stock	—	21,453
	Nordic American Tanker Shipp	Common Stock	—	46,620
	Nordic Amern Offshore Ltd	Common Stock	—	132
	Nordstrom Inc	Common Stock	—	11,406
	Norstra Energy Inc	Common Stock	—	—
	North Atlantic Drill F	Common Stock	—	1,223
*	Northern Trust Corp	Common Stock	—	450,877

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Novartis Ag	Common Stock	—	70,381
Novartis Ag Adr	Common Stock	—	506,721
Novatel Wireless Inc New	Common Stock	—	2,004
Novavax Inc	Common Stock	—	8,390
Novo Nordisk A/S Spons Adr	Common Stock	—	2,238,993
Novo-Nordisk A-S F	Common Stock	—	42,979
Now Inc	Common Stock	—	854
Nrg Energy Inc New	Common Stock	—	4,520
Nrg Yield Inc	Common Stock	—	8,856
Nuance Commun Inc	Common Stock	—	4,972
Nucor Corp	Common Stock	—	18,377
Nuverra Environmentl New	Common Stock	—	256
Nvidia Corp	Common Stock	—	59,862
Nxp Semiconductors Nv F	Common Stock	—	8,425
Nxp Semiconductors Nv Common Stock	Common Stock	—	1,534,746
Nxstage Medical Inc	Common Stock	—	8,435
O Reilly Automotive Inc	Common Stock	—	3,624,206
Oasis Petroleum Inc	Common Stock	—	2,211
Occidental Petrol Co	Common Stock	—	13,135
Occidental Petroleum Corp	Common Stock	—	368,166
Ocean Rig Udw Inc F	Common Stock	—	62
Olin Corp	Common Stock	—	2,209
Omega Hlthcare Invs Inc	Common Stock	—	31,685
Omnicell Inc	Common Stock	—	17,343
Omnicom Group	Common Stock	—	503,807
On The Move Systems New	Common Stock	—	6
Oncogenex Pharmaceuticals Inc	Common Stock	—	21
Oncolytics Biotech Inc	Common Stock	—	41,776
Oncomed Pharmaceutic	Common Stock	—	22,540
Oneok Inc New	Common Stock	—	12,205
Opko Health Inc	Common Stock	—	3,015
Optigenex Inc New	Common Stock	—	4
Oracle Corp	Common Stock	—	504,512
Oracle Corp	Common Stock	—	72,073
Oracle Corporation	Common Stock	—	49,340
Orange Adr F	Common Stock	—	832
Orexigen Therapeutics	Common Stock	—	3,177
Organovo Hldgs Inc	Common Stock	—	934
Outerwall Inc	Common Stock	—	745
Ovascience Inc	Common Stock	—	4,885
Oxigene Inc New	Common Stock	—	8
P D L Biopharma Inc	Common Stock	—	5,310
Paccar Inc	Common Stock	—	4,740
Pacific Ethanol Inc New	Common Stock	—	2,390
Palatin Technologies New	Common Stock	—	997
Palo Alto Networks Inc Common Stock Usd.0001	Common Stock	—	919,716

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Panacos Pharmaceuticals	Common Stock	—	—
Panera Bread Co Cl A	Common Stock	—	14,609
Parexel Intl Corp	Common Stock	—	3,406
Parkervision Inc	Common Stock	—	930
Parkway Pptys Inc	Common Stock	—	9,405
Patriot Gold Corp	Common Stock	—	6,667
Pay Chest Inc	Common Stock	—	2
Paychex Inc	Common Stock	—	37,816
Paypal Hldgs Inc	Common Stock	—	10,715
Pdc Energy Inc	Common Stock	—	107
Peabody Energy Corp	Common Stock	—	1,843
Pembina Pipeline Corp F	Common Stock	—	87
Penn West Pete Ltd New F	Common Stock	—	437
Penney J C Co Inc	Common Stock	—	11,322
Pennymac Mtg Invt Tr	Common Stock	—	21,344
Pentair Plc	Common Stock	—	398,706
Pentair Plc F	Common Stock	—	248
Pepco Holdings Inc	Common Stock	—	26,829
Pepsico Inc	Common Stock	—	47,145
Perceptron Inc	Common Stock	—	23,370
Peregrine Pharma Inc New	Common Stock	—	58,511
Petmedexpress.Com Inc	Common Stock	—	5,605
Petrochina Co Adr	Common Stock	—	787
Petroleo Brasileiro Adrf	Common Stock	—	7,637
Pfenex Inc	Common Stock	—	2,476
Pfizer Incorporated	Common Stock	—	141,298
Philip Morris Intl Inc	Common Stock	—	161,106
Phillips 66	Common Stock	—	102,986
Pilgrims Pride Corp	Common Stock	—	6,075
Pineapple Express In	Common Stock	—	80
Pitney Bowes Inc	Common Stock	—	14,455
Plains All Amern Pipeline L P	Common Stock	—	23,100
Platinum Studios Inc	Common Stock	—	1
Plug Power Inc New	Common Stock	—	8,440
Plum Creek Timber Co	Common Stock	—	14,316
Pnc Financial Services Group	Common Stock	—	422,162
Polymet Mng Corp	Common Stock	—	12,214
Pop3 Media Corp	Common Stock	—	1
Postrock Energy New	Common Stock	—	9
Potash Corp Sask Inc Foreign	Common Stock	—	20,921
Potbelly Corp	Common Stock	—	2,928
Ppg Inds Inc	Common Stock	—	79,056
Pra Group, Inc.	Common Stock	—	3,226
Prana Biotechnology Ltd Adr	Common Stock	—	2,541
Precision Castparts Corp	Common Stock	—	2,784
Priceline Group, Inc	Common Stock	—	6,375

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Priceline.Com Inc	Common Stock	—	3,575,723
Primco Management New	Common Stock	—	—
Procter & Gamble	Common Stock	—	141,682
Procter & Gamble Co	Common Stock	—	62,670
Progressive Co Ohio	Common Stock	—	4,834
Progressive Waste Solu F	Common Stock	—	4,828
Propanc Health Group	Common Stock	—	19,530
Prospect Energy Corp	Common Stock	—	4,721
Proto Labs Inc	Common Stock	—	1,146
Provectus Biopharmaceuticals	Common Stock	—	624
Proxim Wireless Corp New	Common Stock	—	184
Ptc Therapeutics Inc	Common Stock	—	4,180
Qihoo 360 Technology Co	Common Stock	—	57,884
Qorvo Inc	Common Stock	—	3,156
Qualcomm Inc	Common Stock	—	29,217
Quantum Fuel Sys New	Common Stock	—	456
Quest Diagnostics Inc	Common Stock	—	70,665
R M R Group Inc	Common Stock	—	1,672
Radian Group Inc	Common Stock	—	6,835
Rainbow Coral Corp	Common Stock	—	37
Rambus Inc Del	Common Stock	—	11,590
Rapid Fire Mktg Inc New	Common Stock	—	1
Rayonier Advanced Ma	Common Stock	—	294
Rayonier Inc	Common Stock	—	1,998
Raytheon Company New	Common Stock	—	6,227
Realogy Holdings Corp	Common Stock	—	61,497
Realty Income Corporation	Common Stock	—	32,745
Red Hat Inc	Common Stock	—	3,411,517
Regeneron Pharmaceuticals Common Stock Usd.001	Common Stock	—	3,019,895
Regeneron Pharmaceuticals Inc	Common Stock	—	3,257
Regions Financial Cp New	Common Stock	—	5,222
Regulus Therapeutics	Common Stock	—	1,962
Reliance Stl & Alumi	Common Stock	—	5,791
Rentech Nitrogen Partners Lcom Unit	Common Stock	—	43,333
Retail Oppty Ivenstm	Common Stock	—	1,325
Revolutionary Concep	Common Stock	—	—
Rex Stores Corp	Common Stock	—	4,272
Rhino Res Partners Lp	Common Stock	—	58
Ricebran Tech New	Common Stock	—	570
Rio Tinto Plc Sponsored Adr	Common Stock	—	2,912
Rite Aid Corporation	Common Stock	—	2,078
Rocket Fuel Inc	Common Stock	—	1,745
Rockwell Medical Tech	Common Stock	—	14,643
Royal Bank Scot Ne Adr	Common Stock	—	444
Royal Dutch Shell Adr	Common Stock	—	53,345
Rpx Corporation	Common Stock	—	3,751

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Rubicon Minerals Corp	Common Stock	—	1,684
Sage Therapeutics In	Common Stock	—	758
Sagent Pharmaceutl	Common Stock	—	39,775
Salesforce.Com Inc	Common Stock	—	4,560,259
Samson Oil&Gas New Adr F	Common Stock	—	237
San Gold Corp	Common Stock	—	—
Sandisk Corp	Common Stock	—	30,396
Sandridge Energy Inc	Common Stock	—	20
Sangamo Biosciences Inc	Common Stock	—	6,208
Sanmina Corporation	Common Stock	—	4,116
Sanofi Adr	Common Stock	—	9,127
Sanofi Adr	Common Stock	—	75,733
Sarepta Therapeutics	Common Stock	—	217,591
Sasol Ltd Sponsored Adr	Common Stock	—	10,379
Satcon Technology New	Common Stock	—	—
Schlumberger Ltd	Common Stock	—	875,924
Schlumberger Ltd	Common Stock	—	62,496
Seadrill Limited Ord	Common Stock	—	698
Seagate Technology Plc F	Common Stock	—	7,332
Sears Canada Inc F	Common Stock	—	434
Seattle Genetics Inc	Common Stock	—	7,630
Senior Hsg Ppty Tr Reit	Common Stock	—	125,398
Sequenom Inc New	Common Stock	—	115
Seventy Seven Energy Inc	Common Stock	—	119
Sevion Therapeutics Inc	Common Stock	—	399
Sgoco Technology Ord F	Common Stock	—	117
Sherwin Williams Co/The Common Stock Usd1.	Common Stock	—	1,152,165
Ship Finance International	Common Stock	—	464
Shire Plc Adr	Common Stock	—	3,739,454
Sierra Wireless Inc	Common Stock	—	18,526
Silver Bay Rlty Tr C	Common Stock	—	188
Silver Wheaton Corp	Common Stock	—	17,723
Sirius Xm Hldgs Inc	Common Stock	—	36,219
Skechers U S A Inc	Common Stock	—	6,042
Smith & Wesson Hldg Corp	Common Stock	—	63,742
Snap On Inc	Common Stock	—	17,143
Socket Mobile Inc New	Common Stock	—	57,320
Solar Capital Ltd	Common Stock	—	15,224
Solarcity Corp	Common Stock	—	23,928
Soligenix Inc New	Common Stock	—	3,763
Sothebys	Common Stock	—	1,030
Southern Co	Common Stock	—	115,291
Southern Copper Corp	Common Stock	—	23,694
Southwest Airls Co	Common Stock	—	21,530
Spark Therapeutics	Common Stock	—	3,851
Spectra Energy Corp	Common Stock	—	32,779

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Spectranetics Corp	Common Stock	—	4,819
Spectrum Pharms Inc	Common Stock	—	754
Spirit Aerosystems Hldgs	Common Stock	—	3,755
Splunk Inc	Common Stock	—	470
Splunk Inc	Common Stock	—	1,993,533
Spongetech Delivery Sys	Common Stock	—	2
Sprint Corporation	Common Stock	—	1,343
Spyglass Resources Corpf	Common Stock	—	—
Stag Industrial Inc	Common Stock	—	5,322
Stanley Black & Decker	Common Stock	—	7,274
Star Bulk Carriers New F	Common Stock	—	10
Starbucks Corp	Common Stock	—	79,750
Starbucks Corp	Common Stock	—	4,579,595
Statoil Asa Adr	Common Stock	—	3,029
Stemcells Inc New	Common Stock	—	41,525
Stemline Therapeutic	Common Stock	—	631
Stone Energy Corp	Common Stock	—	17,160
Suncor Energy Inc New	Common Stock	—	1,780
Sunedison Inc	Common Stock	—	18,701
Swingplane Ventures	Common Stock	—	—
Synchrony Financial	Common Stock	—	2,007
Synta Pharmaceuticals	Common Stock	—	106
Synthetic Biologics Inc	Common Stock	—	13,355
Tableau Software Inc	Common Stock	—	4,711
Taiwan Semiconductor Mfg Co Adr	Common Stock	—	9,146
Tanger Fctry Outlet Ctrs Inc	Common Stock	—	13,570
Target Corporation	Common Stock	—	59,536
Taseko Mines Ltd	Common Stock	—	5,470
Taser International Inc	Common Stock	—	15,388
Tata Motors Ltd Adr	Common Stock	—	22,780
Tauriga Sciences Inc	Common Stock	—	30
Te Connectivity Ltd	Common Stock	—	1,421
Teck Resources Ltd Cl B	Common Stock	—	386
Tencent Holdings Adr	Common Stock	—	981
Tencent Holdings Ltd	Common Stock	—	4,021,599
Terra Tech Corp	Common Stock	—	1,198
Tesco Plc Sponsored Adr	Common Stock	—	7,908
Tesla Motors Inc	Common Stock	—	13,201
Tesla Motors Inc	Common Stock	—	2,509,269
Tesoro Pete Corp	Common Stock	—	3,372
Teva Pharmaceutical Industries	Common Stock	—	4,595
Teva Pharmaceutical Sp Adr Adr	Common Stock	—	336,070
Texas Instruments Inc	Common Stock	—	184,918
Texas Instruments Inc	Common Stock	—	59,477
Texas Jack Oil & Gas	Common Stock	—	63
Texas Oil & Minerals Inc	Common Stock	—	310

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Textainer Group Holdings	Common Stock	—	3,104
Tg Therapeutics Inc	Common Stock	—	12
The Wendys Company	Common Stock	—	13,301
The Whitewave Foods	Common Stock	—	4,552
Thermo Fisher Scientific Corp Com	Common Stock	—	7,101
Thermo Fisher Scientific Inc	Common Stock	—	69,967
Thompson Creek Metals	Common Stock	—	8,686
Threshold Pharmaceutical New	Common Stock	—	24
Tiger Oil & Energy I	Common Stock	—	94
Time Inc	Common Stock	—	309
Time Warner Cable Inc	Common Stock	—	7,372
Time Warner Inc	Common Stock	—	2,072,174
Time Warner Inc	Common Stock	—	44,658
Time Warner Inc New	Common Stock	—	16,545
Tital Medical Inc	Common Stock	—	173,512
Tjx Companies Inc	Common Stock	—	2,640,975
Tobira Therapeutics	Common Stock	—	1,116
Tompkins Financial Cp	Common Stock	—	6,121
Torchlight Energy Re	Common Stock	—	10,600
Toronto Dominion Bk Ont	Common Stock	—	4,387
Total Fina S A Adr F	Common Stock	—	7,776
Toyota Motor Cp Adr New	Common Stock	—	6,152
Transcanada Corp F	Common Stock	—	6,518
Transocean Inc New F	Common Stock	—	22,494
Transwitch Corp	Common Stock	—	1
Travelers Companies Inc	Common Stock	—	2,596
Trimedyne Inc	Common Stock	—	401
Tripadvisor Inc	Common Stock	—	3,325
Ttm Technologies Inc	Common Stock	—	6,510
Turkcell Iletisim New Adrf	Common Stock	—	475
Twitter Inc	Common Stock	—	153,395
Two Harbors Investment	Common Stock	—	2,381
Tyco Intl Plc New F	Common Stock	—	702
Tyson Foods Inc Class A	Common Stock	—	15,999
Ulta Salon Cosm & Frag	Common Stock	—	9,250
Ultra Petroleum Corp	Common Stock	—	1,800
Under Armour Inc	Common Stock	—	3,069,836
Under Armour Inc Cl A	Common Stock	—	20,797
Union Pacific Corp	Common Stock	—	18,768
United Parcel Service B	Common Stock	—	17,321
United States Steel Corp	Common Stock	—	406
United Technologies Corp	Common Stock	—	6,437
Universal Display Corp	Common Stock	—	12,521
Us Bancorp Del New	Common Stock	—	13,877
Valeant Pharma Intl F	Common Stock	—	41,981
Valero Energy Corp New	Common Stock	—	29,203

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Vanguard Natural Res Llc	Common Stock	—	596
	Vape Hldgs Inc	Common Stock	—	6
	Varonis Sys Inc	Common Stock	—	940
	Vasco Data Security Intl	Common Stock	—	569
	Vector Group Ltd	Common Stock	—	32,927
	Vectron Corp	Common Stock	—	1,061
	Velatel Global Comm New	Common Stock	—	—
	Ventas Inc	Common Stock	—	5,417
	Veolia Environ Adr	Common Stock	—	17,716
	Vericel Corporation	Common Stock	—	1,032
	Verisign Inc	Common Stock	—	874
	Verizon Communicatn	Common Stock	—	275,257
	Vertex Pharmaceuticals Inc	Common Stock	—	1,169,681
	Vg Life Sciences Inc	Common Stock	—	—
	Via Pharmaceuticals Inc	Common Stock	—	—
	Viavi Solutions Inc	Common Stock	—	914
	Vipshop Hldgs Ltd Ad	Common Stock	—	1,527
	Viropro Inc Nv New	Common Stock	—	26
	Virtra Systems Inc	Common Stock	—	26,880
	Virtual Piggy Inc	Common Stock	—	29,139
	Visa Inc	Common Stock	—	6,588,167
	Visa Inc Cl A	Common Stock	—	13,524
	Vital Therapies Inc	Common Stock	—	876
	Vmware Inc Cl A	Common Stock	—	9,617
	Vodafone Group F	Common Stock	—	4,387
	Vodafone Group Plc Sp Adr	Common Stock	—	355,159
	Vodafone Group Plc Sp Adr	Common Stock	—	57,284
	Volkswagen A G	Common Stock	—	20,134
	Volt Info Sciences	Common Stock	—	651
	Voltari Corp New	Common Stock	—	25
*	Voya Financial Inc	Common Stock	—	14,772
	Walgreens Boots Alli	Common Stock	—	30,911
	Wal-Mart Stores Inc	Common Stock	—	54,312
	Walt Disney Co	Common Stock	—	3,905,001
	Walt Disney Co	Common Stock	—	294,351
	Waste Management Inc Del	Common Stock	—	16,191
	Weatherford Intl New F	Common Stock	—	16,780
	Wells Fargo & Co	Common Stock	—	32,507
	Wellstar Intl Inc New	Common Stock	—	5
	Welltower Inc	Common Stock	—	6,803
	Westell Technologies Inc Cl A	Common Stock	—	2,117
	Western Refining Inc	Common Stock	—	111
	Westport Innovation New	Common Stock	—	2,513
	Whirlpool Corp Common Stock Usd1.	Common Stock	—	435,383
	Whiting Petroleum Co	Common Stock	—	66,835
	Whole Foods Mkt Inc	Common Stock	—	4,824

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Wi-Lan Inc	Common Stock	—	5,280
	Williams Co. Inc.	Common Stock	—	2,913
	Windstream Hldgs Inc	Common Stock	—	11,070
	Wingstop Inc	Common Stock	—	2,281
	Wisdomtree Investments	Common Stock	—	44
	Workday Inc	Common Stock	—	2,279,115
	Xcel Energy Inc	Common Stock	—	3,755
	Xerox Corp	Common Stock	—	3,391
	Xinyuan Real Estate Adr	Common Stock	—	554
	Xoma Corp	Common Stock	—	753
	Xpo Logistics Inc	Common Stock	—	16,350
	Yahoo! Inc	Common Stock	—	5,322
	Yamana Gold Inc	Common Stock	—	100
	Yelp Inc Class A	Common Stock	—	104,256
	Yum Brands Inc	Common Stock	—	9,181
	Zagg Incorporated	Common Stock	—	32,820
	Zap New	Common Stock	—	45
	Zillow Group Inc	Common Stock	—	260
	Zillow Group Inc	Common Stock	—	470
	Zimmer Holdings Inc	Common Stock	—	102,693
	Zion Oil & Gas Inc	Common Stock	—	1,860
	Ziopharm Oncology	Common Stock	—	2,077
	Zoes Kitchen Inc	Common Stock	—	5,596
	Zoetis Inc	Common Stock	—	4,409
	Zynga Inc	Common Stock	—	1,876

	Common Stock		—	442,133,521

**	U.S. Government Agency Issues:

	Fannie Mae	6.625% 15 Nov 2030	—	55,795
	Fed HM LN PC Pool C48827	6.0% 01 Mar 2031	—	3,501
	Fed HM LN PC Pool G12334	5.0% 01 Sep 2021	—	44,570
	FNMA Pool 256398	6.0% 01 Sep 2021	—	10,237
	FNMA Pool 581043	6.0% 01 May 2016	—	285
	FNMA Pool 615005	6.0% 01 Dec 2016	—	1,884
	FNMA Pool 725690	6.0% 01 Aug 2034	—	73,879
	FNMA Pool 748115	6.0% 01 Oct 2033	—	21,805
	FNMA Pool 815316	5.5% 01 May 2035	—	123,611
	FNMA Pool 885504	6.0% 01 Aug 2021	—	36,818
	FNMA Pool 902793	6.5% 01 Nov 2036	—	59,779
	FNMA Pool AH3979	4.0% 01 Feb 2041	—	220,607

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool AH4008	4.0% 01 Mar 2041	—	311,409
FNMA Pool AP6604	3.0% 01 Sep 2042	—	612,445
FNMA Pool AT2032	3.5% 01 Apr 2043	—	737,267
FNMA Pool MA0734	4.5% 01 May 2031	—	195,977
FNMA Pool MA1437	3.5% 01 May 2043	—	226,865
Fnma Tba 30 Yr 3 Single Family Mortgage	3% 11 Feb 2046	—	132,709
FNMA Tba 30Yr Single Family Ja	3.5% 01 Dec 2099	—	2,656,984
FNMA Tba Single Family Mortgag	4.0% 01 Dec 2099	—	2,288,708
GNMA II Pool 710082	4.698% 20 Jul 2061	—	52,456
GNMA II Pool 710089	4.7% 20 Oct 2061	—	36,476
GNMA II Pool 751415	4.616% 20 Aug 2061	—	33,999
GNMA II Pool 756731	4.673% 20 Mar 2062	—	19,363
GNMA II Pool 766519	4.668% 20 May 2062	—	47,892
GNMA II Pool 766522	4.538% 20 Nov 2062	—	59,475
GNMA II Pool 766544	4.499% 20 Dec 2062	—	58,469
GNMA II Pool 766549	4.616% 20 Jul 2062	—	84,770
Gnma Ii Pool 767659 G2 09/63 Fixed 4.66	4.66% 20 Sep 2063	—	125,448
GNMA II Pool 771800	4.627% 20 Jan 2064	—	78,130
Gnma Ii Pool 798510 G2 01/64 Fixed 4.661	4.661% 20 Jan 2064	—	123,537
Gnma Ii Pool Aa1698 G2 02/63 Fixed 4.394	4.394% 20 Feb 2063	—	101,628
Gnma Ii Pool Aa7548 G2 04/64 Fixed 4.629	4.629% 20 Apr 2064	—	219,893
GNMA II Pool AB8466	1.0% 20 Sep 2063	—	274,800
GNMA II Pool AC0988	4.423% 20 July 2063	—	42,705
GNMA II Pool AC9906	4.323% 20 May 2063	—	33,954
GNMA II Pool AC9910	4.515% 20 Jul 2063	—	36,812
Gnma Ii Pool Ah1430 G2 04/65 Fixed 4.575	4.575% 20 Apr 2065	—	70,295
Gnma Ii Pool An4723 G2 05/65 Fixed 4.49	4.49% 20 May 2065	—	206,870
Mex Bonos Desarr	6.5% 10 Jun 2021	—	1,250,792
Republic Of Colombia Sr Unsecured 01/26 4.5	4.5% 28 Jan 2026	—	423,298
Republic Of Indonesia Sr Unsecured 144A 01/42 5.25	5.25% 17 Jan 2042	—	182,337
Republic Of Philippines	3.9% 26 Nov 2022	—	201,215
Tenn Valley Authority	3.5% 15 Dec 2042	—	345,649
Tenn Valley Authority Sr Unsecured 01/48 4.875	4.875% 15 Jan 2048	—	92,593
Tenn Valley Authority Sr Unsecured 09/39 5.25	5.25% 15 Sep 2039	—	136,143
Tenn Valley Authority Sr Unsecured 09/65 4.25	4.25% 15 Sep 2065	—	187,648
Tsy Infl Ix N/B 01/25 0.25	0.25% 15 Jan 2025	—	377,632
Tsy Infl Ix N/B 02/44 1.375	1.375% 15 Feb 2044	—	1,698,176
Tsy Infl Ix N/B 02/45 0.75	0.75% 15 Feb 2045	—	485,868
Tsy Infl Ix N/B 07/24 0.125	0.125% 15 Jul 2024	—	1,091,639
US Treasury N/B	3.75% 15 Nov 2043	—	918,948
US Treasury N/B	0.5% 30 Sep 2016	—	816,228
US Treasury N/B	0.375% 31 Oct 2016	—	427,146
US Treasury N/B	1.875% 31 Aug 2017	—	584,117
US Treasury N/B	1.0% 30 Jun 2019	—	1,331,977
Us Treasury N/B 02/44 3.625	3.625% 15 Feb 2044	—	515,235
Us Treasury N/B 02/45 2.5	2.5% 15 Feb 2045	—	123,726

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Us Treasury N/B 03/16 0.375	0.375% 31 Mar 2016	—	3,846,518
	Us Treasury N/B 03/16 0.375	0.375% 31 Mar 2016	—	999,994
	Us Treasury N/B 05/25 2.125	2.125% 15 May 2025	—	136,099
	Us Treasury N/B 05/45 3	3.0% 15 May 2045	—	132,365
	Us Treasury N/B 08/17 0.625	0.625% 31 Aug 2017	—	880,808
	Us Treasury N/B 08/45 2.875	2.875% 15 Aug 2045	—	1,305,798
	Us Treasury N/B 10/17 0.75	0.75% 31 Oct 2017	—	396,800
	Us Treasury N/B 10/20 1.375	1.375% 31 Oct 2020	—	72,570

	U.S Government and Government Agency Issues		—	28,483,426

**	Corporate and Other Obligations:

	Actavis Funding Scs Company Guar 03/35 4.55	4.55% 15 Mar 2035	—	110,085
	Actavis Funding Scs Company Guar 03/45 4.75	4.75% 15 Mar 2045	—	144,061
	AES Corp	1.0% 01 Jun 2019	—	54,223
	Alexandria Real Est	Preferred stock	—	25,700
	American Tower Corp	4.5% 15 Jan 2018	—	169,494
	Americredit Automobile Receiva Amcar 2015 4 B	2.11% 08 Jan 2021	—	93,014
	Americredit Automobile Receiva Amcar 2015 4 C	2.88% 08 Jul 2021	—	63,630
	Americredit Automobile Receivables	1.19% 08 May 2018	—	98,422
	Americredit Automobile Receivables	1.79% 08 Mar 2019	—	78,868
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	222,069
	Anglo American Capital Company Guar 144A 05/25 4.875	4.875% 14 May 2025	—	243,291
	Arcelormittal	7.25% 01 Mar 2041	—	153,202
	Asbury Automotive Group Company Guar 12/24 6	6.0% 15 Dec 2024	—	101,700
	At+T Inc Sr Unsecured 05/46 4.75	4.75% 15 May 2046	—	153,314
	At+T Inc Sr Unsecured 08/41 5.55	5.55% 15 Aug 2041	—	14,847
	Banc Of America Commercial Mortgage	1.0% 10 Apr 2049	—	149,517
	Banco Santander Bras Ci	4.625% 13 Feb 2017	—	198,672
	Banco Santander Chile	3.875% 20 Sep 2022	—	196,073
	Bank of America	6.4% 28 Aug 2017	—	189,921
	Bank of America	5.625% 01 Jul 2020	—	284,464
	Bank of America	5.0% 13 May 2021	—	145,280
	Barclays Plc Sr Unsecured 06/20 2.875	2.875% 08 Jun 2020	—	452,143
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	139,277
	Biogen Inc Sr Unsecured 09/20 2.9	2.9% 15 Sep 2020	—	88,416
	Braskem America Finance	7.125% 22 Jul 2041	—	242,159
	Bunge Limited Finance Co	4.1% 15 Mar 2016	—	74,253
	California Republic Auto Recei Crart 2015 4 A3 144A	2.04% 15 Jan 2020	—	54,050
	CBRE Services Inc	5.0% 15 Mar 2023	—	34,650
	CCO Hldgs LLC	5.25% 15 Mar 2021	—	240,441
	CCO Hldgs LLC/Cap Corp	6.5% 30 Apr 2021	—	56,341
	Cco Safari Ii Llc Sr Secured 144A 10/45 6.484	6.484% 23 Oct 2045	—	167,722
	CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	125,203
	Celgene Corp Sr Unsecured 08/45 5	5.0% 15 Aug 2045	—	143,378

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Celulosa Arauco	5.0% 21 Jan 2021	—	179,671
Centurylink Inc	5.625% 01 Apr 2020	—	68,173
Centurylink Inc Sr Unsecured 03/22 5.8	5.8% 15 Mar 2022	—	13,541
Cielo Sa/Cielo Usa Inc	3.75% 16 Nov 2022	—	162,542
Citigroup Inc	4.05% 30 Jul 2022	—	166,239
Citigroup Inc Sr Unsecured 10/20 2.65	2.65% 26 Oct 2020	—	131,898
Citigroup Inc Sr Unsecured 12/18 2.05	2.05% 07 Dec 2018	—	127,372
CNPC General Capital	3.95% 19 Apr 2022	—	201,224
Colony American Finance Ltd Cafl 2015 1 A 144A	2.896% 15 Oct 2047	—	183,827
Colony American Homes	1.0% 17 May 2031	—	226,663
Comm Mortgage Trust	1.0% 10 Dec 2049	—	51,058
Contl Airlines	4.0% 29 Apr 2026	—	153,951
Contl Airlines	5.983% 19 Oct 2023	—	257,914
Cps Auto Trust Cps 2015 C C 144A	3.42% 16 Aug 2021	—	146,836
Cvs Health Corp Sr Unsecured 07/25 3.875	3.875% 20 Jul 2025	—	150,788
Cvs Health Corp Sr Unsecured 07/45 5.125	5.125% 20 Jul 2045	—	98,573
Cvs Health Corp Sr Unsecured 144A 12/22 4.75	4.75% 01 Dec 2022	—	47,494
Cvs Health Corp Sr Unsecured 144A 12/24 5	5.0% 01 Dec 2024	—	26,640
Db Master Finance Llc Dnkn 2015 1A A2I 144A	3.262% 20 Feb 2045	—	48,366
Delphi Automotive Plc Company Guar 11/20 3.15	3.15% 19 Nov 2020	—	39,348
Deluxe Corp	6.0% 15 Nov 2020	—	194,633
Digital Rlty Tr	Preferred stock	—	26,160
Dolphin Energy Ltd	5.5% 15 Dec 2021	—	216,650
Dun & Bradstreet Corp	3.25% 01 Dec 2017	—	109,191
Dynegy Inc Company Guar 11/19 6.75	6.75% 01 Nov 2019	—	148,142
Ecopetrol Sa Sr Unsecured 06/26 5.375	5.375% 26 Jun 2026	—	176,337
Embarq Corp	7.995% 01 Jun 2036	—	436,250
Embraer Netherlands Fina Company Guar 06/25 5.05	5.05% 15 Jun 2025	—	242,011
Energy Transfer Partners	6.05% 01 Jun 2041	—	330,493
Energy Transfer Partners	5.2% 01 Feb 2022	—	78,219
Ensco Plc	4.5% 01 Oct 2024	—	40,682
Ensco Plc	5.75% 01 Oct 2044	—	51,943
Equifax Inc	7.0% 01 Jul 2037	—	166,394
Firstenergy Corp	2.75% 15 Mar 2018	—	143,473
Flextronics Intl Ltd Company Guar 144A 06/25 4.75	4.75% 15 Jun 2025	—	62,343
Ford Motor	7.45% 16 Jul 2031	—	109,394
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	326,457
Ford Motor Credit Co LLC	5.0% 15 May 2018	—	403,503
Freeport McMoran	2.375% 15 Mar 2018	—	84,512
Frontier Communications	7.875% 15 Jan 2027	—	88,846
Frontier Communications	8.5% 15 Apr 2020	—	197,490
Gamestop Corp	5.5% 01 Oct 2019	—	135,830
GCCFC Commercial Mortgage	5.736% 10 Dec 2049	—	98,112
General Elec Cap Corp	2.95% 09 May 2016	—	188,379
General Motors Co	5.0% 01 Jan 2035	—	344,704
General Motors Co Sr Unsecured 04/45 5.2	5.2% 01 Jan 2045	—	295,568

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Goldman Sachs Group	5.25% 27 Jul 2021	—	196,024
Goldman Sachs Group	6.15% 01 Apr 2018	—	267,403
GP Portfolio Trust	1.0% 15 Feb 2027	—	176,106
Grupo Televisa Sab	7.25% 14 May 2043	—	95,049
GS Mortgage Securities Trust	1.0% 10 Aug 2045	—	417,104
Gs Mortgage Securities Trust Gsms 2011 Gc5 C 144A	1.0% 10 Aug 2044	—	63,522
Halyard Health Inc Company Guar 10/22 6.25	6.25% 15 Oct 2022	—	122,508
HCA Inc	7.5% 15 Feb 2022	—	332,716
Health Care Reit	Preferred stock	—	—
Hospitality Pptys Tr	Preferred stock	—	67,210
Hp Enterprise Co Sr Unsecured 144A 10/20 3.6	3.6% 15 Oct 2020	—	276,429
Hp Enterprise Co Sr Unsecured 144A 10/35 6.2	6.2% 15 Oct 2035	—	147,119
Hyundai Capital America Sr Unsecured 144A 10/20 3	3.0% 30 Oct 2020	—	269,578
Ihs Inc Company Guar 11/22 5	5.0% 01 Nov 2022	—	69,811
Intl Lease Finance Corp	6.25% 15 May 2019	—	506,480
Jp Morgan Chase Commercial Mor Jpmcc 2006 Ldp9 A3	5.336% 15 May 2047	—	105,121
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 B 144A	1.0% 15 Jul 2031	—	122,625
Jp Morgan Chase Commercial Mor Jpmcc 2014 Fl5 C 144A	1.0% 15 Jul 2031	—	97,615
JPMorgan Chase & Co	4.25% 15 Oct 2020	—	47,021
JPMorgan Chase & Co	4.625% 10 May 2021	—	74,476
JPMorgan Chase & Co	4.5% 24 Jan 2022	—	260,291
Kb Home Company Guar 05/19 4.75	4.75% 15 May 2019	—	152,870
Kindred Healthcare Inc Company Guar 01/20 8	8.0% 15 Jan 2020	—	101,306
Kla Tencor Corp Sr Unsecured 11/19 3.375	3.375% 01 Nov 2019	—	69,658
Kraft Heinz Foods Co Company Guar 144A 07/25 3.95	3.95% 15 Jul 2025	—	188,890
Level 3 Financing Inc Company Guar 02/23 5.625	5.625% 01 Feb 2023	—	100,469
M S Cap Trust Vi	Preferred stock	—	—
Mednax Inc Company Guar 144A 12/23 5.25	5.25% 01 Dec 2023	—	29,697
Methanex Corp	3.25% 15 Dec 2019	—	183,295
Mexichem Sab DE CV	6.75% 19 Sep 2042	—	200,912
Mill City Mortgage Trust Mcmlt 2015 2 A1 144A	1.0% 25 Sep 2057	—	143,370
Ml Cfc Commercial Mortgage Tru Mlcfc 2007 8 A3	1.0% 12 Aug 2049	—	325,901
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	247,422
Molex Electronics Tech Sr Unsecured 144A 04/20 2.878	2.878% 15 Apr 2020	—	124,759
Molex Electronics Tech Sr Unsecured 144A 04/25 3.9	3.9% 15 Apr 2025	—	69,126
Morgan Stanley	5.55% 27 Apr 2017	—	258,372
Morgan Stanley	5.5% 26 Jan 2020	—	178,923
Morgan Stanley Capital I Trust	1.0% 12 Apr 2049	—	43,235
Morgan Stanley Capital I Trust	5.569% 15 Dec 2044	—	571,688
Morgan Stanley Sr Unsecured 10/24 3.7	3.7% 23 Oct 2024	—	287,019
Mtn Mauritius Invstments Company Guar 144A 11/24 4.755	4.755% 11 Nov 2024	—	171,387
Murray St Invt	4.647% 09 Mar 2017	—	25,802
Myriad Int Holding BV	6.0% 18 Jul 2020	—	261,989
Nabors Industries Inc	5.1% 15 Sep 2023	—	195,215
National Rural Util Coop	1.0% 30 Apr 2043	—	145,738
Natl Retail Pptys De	Preferred stock	—	26,110

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Navient Corp Sr Unsecured 03/24 6.125	6.125% 25 Mar 2024	—	144,497
Newfield Exploration Co	5.75% 30 Jan 2022	—	148,191
Newfield Exploration Co Sr Unsecured 01/26 5.375	5.375% 01 Jan 2026	—	40,754
Onemain Financial Issuance Tru Omfit 2015 1A A 144A	3.19% 18 Mar 2026	—	185,987
Owens Corning Company Guar 12/24 4.2	4.2% 01 Dec 2024	—	95,864
Perkinelmer Inc	5.0% 15 Nov 2021	—	114,413
Pertamina Persero	5.625% 20 May 2043	—	370,028
Petrobras Global Finance	5.625% 20 May 2043	—	110,700
Petrobras Global Finance Company Guar 06/49 6.85	6.85% 05 Jun 2049	—	204,089
Petrobras Intl Fin Co	6.75% 27 Jan 2041	—	179,661
Petroleos Mexicanos	3.5% 18 Jul 2018	—	92,850
Petroleos Mexicanos Company Guar 01/21 5.5	5.5% 21 Jan 2021	—	69,549
Petroleos Mexicanos Company Guar 144A 07/20 3.5	3.5% 23 Jul 2020	—	32,630
Phillips 66	4.3% 01 Apr 2022	—	162,136
Plains Exploration & Pro	6.875% 15 Feb 2023	—	127,211
Polyone Corp	5.25% 15 Mar 2023	—	134,451
Protective Life Corp	Preferred stock	—	25,900
Quicken Loans Inc Company Guar 144A 05/25 5.75	5.75% 01 May 2025	—	70,365
Qwest Corp	Preferred stock	—	24,840
Qwest Corporation	Preferred stock	—	25,680
Regal Entertainment Grp Sr Unsecured 03/22 5.75	5.75% 15 Mar 2022	—	123,123
Regency Cntrs	Preferred stock	—	26,320
Reynolds American Inc	7.25% 15 Jun 2037	—	409,997
Rio Oil Finance Trust Sr Secured 144A 07/24 6.25	6.25% 06 Jul 2024	—	320,711
Rock Tenn Co	4.0% 01 Mar 2023	—	108,715
Rowan Companies Inc	5.0% 01 Sep 2017	—	190,628
Royal Bk Scot	5.625% 24 Aug 2020	—	27,883
Royal Bk Scotland	Preferred stock	—	10,753
RPM International Inc	6.125% 15 Oct 2019	—	143,296
Santander Drive Auto	2.7% 15 Aug 2018	—	85,397
Santander Drive Auto	1.94% 15 Mar 2018	—	77,214
Sealed Air Corp	6.5% 01 Dec 2020	—	97,735
Sequoia Mortgage Trust	1.0% 25 May 2043	—	215,576
Sidewinder Drilling Inc	9.75% 15 Nov 2019	—	45,506
SLM Corp	4.875% 17 Jun 2019	—	312,634
SM Energy Co	6.5% 01 Jan 2023	—	119,454
Southern Copper Corp Sr Unsecured 04/45 5.875	5.875% 23 Apr 2045	—	252,797
Springleaf Funding Trust	3.92% 16 Jan 2023	—	349,869
Sprint Capital Corp	6.875% 15 Nov 2028	—	116,795
Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	161,319
Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	11,008
Telephone Data	Preferred stock	—	25,259
Tesoro Logistics Lp/Corp Company Guar 144A 10/19 5.5	5.5% 15 Oct 2019	—	33,440
Tesoro Logistics Lp/Corp Company Guar 144A 10/22 6.25	6.25% 15 Oct 2022	—	60,663
Textainer Marine Containers Li Tmcl 2014 1A A 144A	3.27% 20 Oct 2039	—	232,803
Textron Inc Sr Unsecured 03/25 3.875	3.875% 01 Mar 2025	—	57,946
Thai Oil Pcl	4.875% 23 Jan 2043	—	368,847

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Time Warner Cable Inc	5.875% 15 Nov 2040	—	32,670
	Time Warner Cable Inc	5.5% 01 Sep 2041	—	142,412
	Time Warner Cable Inc	4.5% 15 Sep 2042	—	108,220
	Towd Point Mortgage Trust Tpmt 2015 2 1A12 144A	2.75% 25 Nov 2060	—	92,958
	Transelec SA	4.625% 26 Jul 2023	—	205,604
	Transocean Inc	6.5% 15 Nov 2020	—	108,742
	Universal Health Svcs Sr Secured 144A 08/19 3.75	3.75% 01 Aug 2019	—	50,111
	Universal Health Svcs Sr Secured 144A 08/22 4.75	4.75% 01 Aug 2022	—	54,716
	USG Corp	9.75% 15 Jan 2018	—	175,327
	Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	128,319
	Verizon Communications Sr Unsecured 03/34 5.05	5.05% 15 Mar 2034	—	83,415
	Verizon Communications Sr Unsecured 11/34 4.4	4.4% 01 Nov 2034	—	372,598
	Vesey Str Invt Tr I	4.404% 01 Sep 2016	—	25,436
	Viacom Inc Sr Unsecured 04/44 5.25	5.25% 01 Apr 2044	—	40,636
	Votorantim Cimentos SA	7.25% 05 Apr 2041	—	149,718
	Welltower Inc	Preferred stock	—	41,374
	Wf Rbs Commercial Mortgage Tru Wfrbs 2011 C4 D 144A	1.0% 15 Jun 2044	—	50,564
	Whirlpool Corp	4.7% 01 Jun 2022	—	240,993
	Windstream Corp	7.5% 01 Apr 2023	—	133,381
	Wolverine World Wide	6.125% 15 Oct 2020	—	56,341
	World Financial Network	3.14% 17 Jan 2023	—	659,258
	World Financial Network	1.76% 17 May 2021	—	443,620

	Corporate and Other Obligations		—	29,444,972

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

*	State Street Bank & Trust Co	Short-Term Investment Fund	—	21,565,218
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	3,007,972
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	2,575,318

	Cash and Cash Equivalents		—	27,148,508

	U.S. Government and Government Agency Issues

	California St Cas	5.75% 01 Mar 2017	—	417,220
	Fed HM LN PC Pool 1L1358	1.0% 01 May 2036	—	616,130
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	315,525
	Fed HM LN PC Pool G03205	5.5% 01 Jul 2035	—	59,025
	Fed Hm Ln Pc Pool G07956 Fg 01/45 Fixed 4	4.0% 01 Jan 2045	—	1,685,719
	Fed Hm Ln Pc Pool G08677 Fg 11/45 Fixed 4	4.0% 01 Nov 2045	—	1,608,549
	Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	63,990
	Fed HM LN PC Pool J16933	3.0% 01 Oct 2026	—	24,384
	Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	1,749,002
	Fed HM LN PC Pool Q11095	3.5% 01 Sep 2042	—	2,106,576
	Fed HM LN PC Pool U92432	4.0% 01 Feb 2044	—	331,488
	FNMA Tba Jan 30 Single Fam	4.5% 01 Feb 2099	—	1,716,381

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA Pool 254693	5.5% 01 Apr 2033	—	109,851
FNMA Pool 725222	5.5% 01 Feb 2034	—	140,301
FNMA Pool 725423	5.5% 01 May 2034	—	106,866
FNMA Pool 725424	5.5% 01 Apr 2034	—	47,124
FNMA Pool 725690	6.0% 01 Aug 2034	—	43,529
FNMA Pool 725946	5.5% 01 Nov 2034	—	123,102
FNMA Pool 743132	5.0% 01 Oct 2018	—	162,068
FNMA Pool 914789	5.0% 01 Apr 2037	—	870,628
FNMA Pool 931745	5.0% 01 Aug 2024	—	1,015,819
FNMA Pool 986148	5.5% 01 Jan 2038	—	825,117
FNMA Pool AB5519	3.5% 01 Jul 2042	—	1,675,052
FNMA Pool AB5688	3.5% 01 Jul 2037	—	535,018
FNMA Pool AB6282	3.5% 01 Sep 2042	—	2,503,651
FNMA Pool AB7016	4.0% 01 Nov 2042	—	1,588,607
FNMA Pool AB9096	4.0% 01 Apr 2043	—	917,841
Fnma Pool Aj7678 Fn 12/41 Fixed 3.5	3.5% 01 Dec 2041	—	542,556
FNMA Pool AL0139	1.0% 01 Feb 2039	—	392,859
FNMA Pool AO4163	3.5% 01 Jun 2042	—	1,526,911
FNMA Pool AO5515	3.5% 01 Jul 2042	—	297,762
FNMA Pool AO8169	3.5% 01 Sep 2042	—	1,038,494
FNMA Pool AQ6238	3.5% 01 Dec 2042	—	421,613
FNMA Pool AR4445	3.0% 01 Mar 2043	—	393,350
FNMA Pool AR9225	3.0% 01 Mar 2043	—	1,543,058
Fnma Pool As3642 Fn 10/44 Fixed 4	4.0% 01 Oct 2044	—	1,503,877
Fnma Pool As4067 Fn 12/44 Fixed 4	4.0% 01 Dec 2044	—	335,758
Fnma Pool As4558 Fn 03/45 Fixed 3.5	3.5% 01 Mar 2045	—	845,995
Fnma Pool As4705 Fn 04/45 Fixed 3.5	3.5% 01 Apr 2045	—	425,872
FNMA Pool AU1628	3.0% 01 Jul 2043	—	1,600,700
FNMA Pool MA1217	4.0% 01 Oct 2042	—	930,820
FNMA Pool MA1404	3.5% 01 Apr 2042	—	922,381
Fnma Pool Ma2512 Fn 01/46 Fixed 4	4.0% 01 Jan 2046	—	512,829
FNMA Tba 30Yr Single Family Ja	3.5% 01 Dec 2099	—	3,479,657
FNMA Tba Single Family Mortgag	4.0% 01 Dec 2099	—	4,451,769
Futures Cash Collateral Usd Held At Broker	US Dollars	—	159,760
Gnma Ii Pool Ma2963 G2 07/45 Fixed 4.5	4.5% 20 Jul 2045	—	1,391,028
GNMA II TBA 30 Yr	3.5% 21 Jan 2045	—	2,638,177
Korea Finance Corp	2.25% 07 Aug 2017	—	873,153
New Jersey St Econ Dev Auth	1.802% 15 Jun 2017	—	903,135
New Jersey St Econ Dev Auth Re Njsdev 06/20 Fixed 4.447	4.447% 15 Jun 2020	—	689,086
North Carolina State Education	1.0% 25 Jul 2025	—	1,267,110
Province of Ontario	4.0% 07 Oct 2019	—	1,981,005
Republic Of Poland	6.375% 15 Jul 2019	—	44,129
Republica Orient Uruguay Sr Unsecured 08/24 4.5	4.5% 14 Aug 2024	—	151,918
Republica Orient Uruguay Sr Unsecured 10/27 4.375	4.375% 27 Oct 2027	—	260,901
State Of Qatar	4.5% 20 Jan 2022	—	296,062
Treasury Bill 03/16 0.00000	0.01% 24 Mar 2016	—	7,964,974

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Tsy Infl Ix N/B	0.125% 15 Apr 2019	—	3,566,745
Tsy Infl Ix N/B 01/18 1.625	1.625% 15 Jan 2018	—	7,461,832
United Mexican States Sr Unsecured 03/19 5.95	5.95% 19 Mar 2019	—	105,041
United States of America Treasury	1.0% 31 Oct 2016	—	3,566,454
US Treasury N/B	0.625% 15 Feb 2017	—	2,008,226
US Treasury N/B	0.875% 15 Aug 2017	—	7,751,188
US Treasury N/B	3.625% 15 Feb 2020	—	1,781,003
US Treasury N/B	0.625% 30 Sep 2017	—	4,996,146
US Treasury N/B	0.5% 31 Aug 2016	—	8,482,124
US Treasury N/B	0.5% 30 Sep 2016	—	9,964,468
US Treasury N/B	0.375% 31 Oct 2016	—	4,533,983
US Treasury N/B	0.5% 30 Nov 2016	—	7,117,241
US Treasury N/B	1.5% 31 Dec 2018	—	13,486,751
US Treasury N/B	0.75% 15 Jan 2017	—	7,066,884
US Treasury N/B	0.875% 15 Aug 2017	—	9,981,642
US Treasury N/B	2.375% 15 Aug 2024	—	482,972
Us Treasury N/B 01/17 0.5	0.5% 31 Jan 2017	—	10,390,696
Us Treasury N/B 01/18 2.625	2.625% 31 Jan 2018	—	13,339,755
Us Treasury N/B 01/20 1.25	1.25% 31 Jan 2020	—	228,184
Us Treasury N/B 02/18 1	1.0% 15 Feb 2018	—	842,285
Us Treasury N/B 03/18 0.75	0.75% 31 Mar 2018	—	2,335,060
Us Treasury N/B 04/20 1.375	1.375% 30 Apr 2020	—	4,084,221
Us Treasury N/B 05/25 2.125	2.125% 15 May 2025	—	266,849
Us Treasury N/B 06/20 1.625	1.625% 30 Jun 2020	—	774,143
Us Treasury N/B 07/17 0.5	0.5% 31 Jul 2017	—	3,402,007
Us Treasury N/B 07/17 0.625	0.625% 31 Jul 2017	—	3,106,362
Us Treasury N/B 07/18 1.375	1.375% 31 Jul 2018	—	7,851,540
Us Treasury N/B 07/19 1.625	1.625% 31 Jul 2019	—	5,445,707
Us Treasury N/B 07/20 1.625	1.625% 31 Jul 2020	—	4,656,177
Us Treasury N/B 08/20 1.375	1.375% 31 Aug 2020	—	632,999
Us Treasury N/B 08/20 2.125	2.125% 31 Aug 2020	—	10,793,287
Us Treasury N/B 08/22 1.875	1.875% 31 Aug 2022	—	768,374
Us Treasury N/B 08/25 2	2.0% 15 Aug 2025	—	3,102,329
Us Treasury N/B 10/17 1.875	1.875% 31 Oct 2017	—	12,862,454
Us Treasury N/B 10/18 1.75	1.75% 31 Oct 2018	—	2,386,417
Us Treasury N/B 10/20 1.375	1.375% 31 Oct 2020	—	1,560,415
Us Treasury N/B 10/20 1.375	1.375% 31 Oct 2020	—	964,706
Us Treasury N/B 10/22 1.875	1.875% 31 Oct 2022	—	538,676
Us Treasury N/B 11/20 2	2.0% 30 Nov 2020	—	3,472,419
Us Treasury N/B 11/22 2	2.0% 30 Nov 2022		1,546,161
Us Treasury N/B 11/25 2.25	2.25% 15 Nov 2025	—	1,893,236
Us Treasury N/B 12/16 0.625	0.625% 31 Dec 2016	—	3,569,911

	U.S. Government and Government Agency Issues	—	254,312,332

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Corporate and Other Obligations:

21St Century Fox America Company	4.5% 15 Feb 2021	—	400,034
Abbvie Inc Sr Unsecured 05/20 2.5	2.5% 14 May 2020	—	76,474
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	476,171
Abn Amro Bank Nv	4.25% 02 Feb 2017	—	396,638
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	534,478
Ace Ina Holdings	2.7% 13 Mar 2023	—	4,716
Actavis Funding Scs	3.85% 15 Jun 2024	—	122,853
Actavis Funding Scs Company Guar 03/20 3	3.0% 12 Mar 2020	—	696,630
Agilent Technologies Inc	6.5% 01 Nov 2017	—	86,578
Airgas Inc Sr Unsecured 08/20 3.05	3.05% 01 Aug 2020	—	179,758
Albemarle Corp	3.0% 01 Dec 2019	—	260,465
Alcoa Inc	6.75% 15 Jul 2018	—	440,638
Alibaba Group Holding Sr Unsecured 11/19 2.5	2.5% 28 Nov 2019	—	910,361
Allegheny Technologies	5.95% 15 Jan 2021	—	244,980
Allied World Assurance	7.5% 01 Aug 2016	—	164,613
Allied World Assurance Company Guar 10/25 4.35	4.35% 29 Oct 2025	—	451,511
Ally Auto Receivables Trust Allya 2015 2 A3	1.49% 15 Nov 2019	—	388,552
Ally Master Owner Trust	1.29% 15 Jan 2019	—	618,238
Ally Master Owner Trust	1.54% 15 Sep 2019	—	1,204,617
Ally Master Owner Trust Amot 2015 3 A	1.63% 15 May 2020	—	612,123
Altria Group Inc	2.85% 09 Aug 2022	—	866,064
Altria Group Inc	2.625% 14 Jan 2020	—	454,689
American Express Credit	1.26% 15 Jan 2020	—	200,443
American Express Credit Sr Unsecured 09/20 2.6	2.6% 14 Sep 2020	—	778,705
American Intl Group	4.875% 01 Jun 2022	—	312,847
American Intl Group	6.4% 15 Dec 2020	—	946,886
American Tower Corp	5.05% 01 Sep 2020	—	401,348
American Tower Corp Sr Unsecured 02/19 3.4	3.4% 15 Feb 2019	—	470,503
American Tower Corp Sr Unsecured 03/22 4.7	4.7% 15 Mar 2022	—	385,663
American Tower Corp Sr Unsecured 06/20 2.8	2.8% 01 Jun 2020	—	209,039
Americredit Automobile Receiva Amcar 2015 2 A3	1.27% 08 Jan 2020	—	888,879
Americredit Automobile Receivables	1.27% 08 Jul 2019	—	495,579
Americredit Automobile Receivables	0.92% 09 Apr 2018	—	212,459
Americredit Automobile Receivables	0.96% 09 Apr 2018	—	105,826
Ameriprise Financial Inc	3.7% 15 Oct 2024	—	137,837
Amgen Inc	2.2% 22 Feb 2019	—	67,509
Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	399,969
Anheuser Busch	5.0% 01 Mar 2019	—	31,196
Anheuser Busch Inbev Wor Company Guar 07/22 2.5	2.5% 15 Jul 2022	—	394,832
Anthem Inc	2.3% 15 Jul 2018	—	602,380
Apple Inc	2.85% 06 May 2021	—	375,782
Apple Inc Sr Unsecured 05/22 2.7	2.7% 13 May 2022	—	217,848
Astrazeneca Plc Sr Unsecured 11/20 2.375	2.375% 16 Nov 2020	—	771,782
AT&T Inc	5.8% 15 Feb 2019	—	436,786
AT&T Inc	1.0% 27 Nov 2018	—	734,518

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	At+T Inc Sr Unsecured 06/22 3	3.0% 30 Jun 2022	—	485,373
	Bank of America	1.0% 15 Jun 2021	—	501,259
	Bank of America	6.4% 28 Aug 2017	—	899,911
	Bank of America	6.875% 25 Apr 2018	—	229,048
	Bank of America	3.3% 11 Jan 2023	—	368,791
	Bank of America	4.0% 01 Apr 2024	—	273,555
	Bank of America	4.2% 26 Aug 2024	—	233,771
	Bank of America	6.875% 25 Apr 2018	—	159,801
	Bank of America	6.0% 01 Sep 2017	—	385,362
	Bank of America	5.65% 01 May 2018	—	140,177
	Bank of America	5.625% 01 Jul 2020	—	906,340
	Bank of America	3.875% 22 Mar 2017	—	118,409
	Bank of America	2.6% 15 Jan 2019	—	204,412
	Bank of America	5.42% 15 Mar 2017	—	301,535
	Bank of America	1.0% 15 Jan 2019	—	959,483
	Bank Of America Corp	6.5% 15 Jul 2018	—	715,062
	Bank Of America Credit Card Tr Bacct 2015 A2 A	1.36% 15 Sep 2020	—	877,562
	Bank Of America Na Sr Unsecured 03/18 1.65	1.65% 26 Mar 2018	—	416,889
	Bank of Montreal	1.4% 11 Sep 2017	—	270,268
	Bank Of The West Auto Trust Bwsta 2015 1 A3 144A	1.31% 15 Oct 2019	—	614,218
	Barclays Bank	5.125% 08 Jan 2020	—	398,046
	Barclays Dryrock Issuance Trus Drock 2015 1 A	2.2% 15 Dec 2022	—	626,179
	Barclays Dryrock Issuance Trus Drock 2015 4 A	1.72% 16 Aug 2021	—	311,658
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	1,015,062
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	337,387
	Barclays Plc Sr Unsecured 03/25 3.65	3.65% 16 Mar 2025	—	422,237
	Barrick Gold Corp Sr Unsecured 05/23 4.1	4.1% 01 May 2023	—	19,881
	Barrick NA Finance LLC	4.4% 30 May 2021	—	442,205
*	Baxalta Inc Sr Unsecured 144A 06/22 3.6	3.6% 23 Jun 2022	—	352,361
*	Baxter International Inc	1.85% 15 Jan 2017	—	213,297
	Bear Stearns Commercial Mortgage	1.0% 12 Jan 2045	—	694,899
	Bear Stearns Cos LLC	7.25% 01 Feb 2018	—	804,207
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	283,499
	Biogen Inc Sr Unsecured 09/22 3.625	3.625% 15 Sep 2022	—	201,123
	Bmw Floorplan Master Owner Tru Bmwft 2015 1A A 144A	1.0% 15 Jul 2020	—	464,441
	Boston Properties LP	3.7% 15 Nov 2018	—	265,085
	BP Capital Markets PLC	1.846% 05 May 2017	—	921,741
	Bp Capital Markets Plc Company Guar 03/22 3.062	3.062% 17 Mar 2022	—	298,054
	British Telecom Plc	1.625% 28 Jun 2016	—	473,748
	Brown & Brown Inc	4.2% 15 Sep 2024	—	166,865
	Capital One Financial Co	5.25% 21 Feb 2017	—	379,364
	Capital One Multi Asset Execut Comet 2015 A5 A5	1.6% 17 May 2021	—	543,737
	Capital One NA	2.4% 05 Sep 2019	—	883,730
	Capital One NA	1.5% 22 Mar 2018	—	750,195
	Carmax Auto Owner Trust Carmx 2015 4 A3	1.56% 16 Nov 2020	—	389,170
	CBS Corp	5.75% 15 Apr 2020	—	273,312

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Cbs Corp Company Guar 01/25 3.5	3.5% 15 Jan 2025	—	142,687
Cco Safari Ii Llc Sr Secured 144A 07/25 4.908	4.908% 23 Jul 2025	—	347,288
CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	1,227,425
Celgene Corp Sr Unsecured 08/25 3.875	3.875% 15 Aug 2025	—	341,410
Centerpoint Energy Resources	4.5% 15 Jan 2021	—	101,355
Chase Issuance Trust	2.77% 15 Mar 2023	—	470,805
Chrysler Capital Auto Receivab Ccart 2015 Ba A3 144A	1.91% 16 Mar 2020	—	388,774
CIT Equipment Collateral	1.13% 20 Jul 2020	—	243,463
Citibank Credit Card Issuance	2.88% 23 Jan 2023	—	902,232
Citigroup Commercial Mortgage	1.0% 10 Dec 2049	—	399,140
Citigroup Commercial Mortgage	5.431% 15 Oct 2045	—	222,835
Citigroup Commercial Mortgage	1.0% 15 Mar 2049	—	136,084
Citigroup Inc Sr Unsecured 10/20 2.65	2.65% 26 Oct 2020	—	507,647
Citigroup Inc Subordinated 03/25 3.875	3.875% 26 Mar 2025	—	629,690
Citigroup Inc Subordinated 06/25 4.4	4.4% 10 Jun 2025	—	453,511
Citigroup Inc Subordinated 09/27 4.45	4.45% 29 Sep 2027	—	393,287
Cleveland Electric	5.7% 01 Apr 2017	—	208,035
Cnh Equipment Trust Cnh 2015 A A4	1.85% 15 Apr 2021	—	318,486
Codelco Inc Sr Unsecured 144A 09/25 4.5	4.5% 16 Sep 2025	—	185,501
Comcast Corp	6.5% 15 Jan 2017	—	177,876
Comerica Bank Sr Unsecured 06/20 2.5	2.5% 02 Jun 2020	—	249,722
Comm Mortgage Trust	1.0% 11 Jun 2027	—	306,070
Comm Mortgage Trust	1.8726% 12 Apr 2035	—	190,606
Comm Mortgage Trust	3.689% 10 Aug 2046	—	614,188
Comm Mortgage Trust Comm 2006 C8 A1A	5.292% 10 Dec 2046	—	559,495
Comm Mortgage Trust Comm 2015 Cr27 Asb	3.404% 10 Oct 2048	—	819,242
Conocophillips Company Company Guar 11/21 2.875	2.875% 15 Nov 2021	—	271,932
Constellation Energy	5.15% 01 Dec 2020	—	91,213
Consumers Energy	6.12% 15 Mar 2019	—	297,709
Cooperatieve Rabobank Ua Bank Guarant 08/25 4.375	4.375% 04 Aug 2025	—	397,749
Cooperatieve Rabobank Ua Company Guar 11/22 3.95	3.95% 09 Nov 2022	—	552,250
Corporate Office Prop Lp Company Guar 07/25 5	5.0% 01 Jul 2025	—	213,521
Countrywide Finl Corp	6.25% 15 May 2016	—	71,679
Coventry Health Care Inc	5.95% 3/15/2017	—	86,192
Cox Communications Inc	6.2% 01 Jun 2018	—	840,495
Cox Communications Inc Sr Unsecured 144A 06/23 2.95	2.95% 30 Jun 2023	—	108,031
Cred Suis Gp Fun Ltd Company Guar 144A 03/20 2.75	2.75% 26 Mar 2020	—	526,062
Cred Suis Gp Fun Ltd Company Guar 144A 09/22 3.8	3.8% 15 Sep 2022	—	776,718
Cred Suis Gp Fun Ltd Company Guar 144A 12/20 3.125	3.125% 10 Dec 2020	—	389,304
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	85,279
Credit Suisse	5.3% 13 Aug 2019	—	959,693
Csail Commercial Mortgage Trus Csail 2015 C3 A4	3.718% 15 Aug 2048	—	430,725
Csail Commercial Mortgage Trus Csail 2015 C4 Asb	3.616% 15 Nov 2048	—	246,597
CVS Caremark Corp	2.25% 05 Dec 2018	—	751,974
Cvs Health Corp Sr Unsecured 07/25 3.875	3.875% 20 Jul 2025	—	320,288
Daimler Finance Na Llc Company Guar 144A 05/20 2.45	2.45% 18 May 2020	—	445,132

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
DCP Midstream Operating Company	4.95% 01 Apr 2022	—	300,306
Dell Equipment Finance Trust Deft 2015 1 A3 144A	1.3% 23 Mar 2020	—	216,548
Dell Equipment Finance Trust Deft 2015 2 A2A 144A	1.42% 22 Dec 2017	—	122,222
Delmarva Pwr & Light Co	3.5% 15 Nov 2023	—	635,098
Delphi Automotive Plc Company Guar 11/20 3.15	3.15% 19 Nov 2020	—	72,329
Delta Air Lines	7.75% 17 Jun 2021	—	388,769
Deutsche Bank Ag London Sr Unsecured 02/18 1.875	1.875% 13 Feb 2018	—	526,580
Devon Energy Corporation Sr Unsecured 12/25 5.85	5.85% 15 Dec 2025	—	244,170
Directv Holdings	4.6% 15 Feb 2021	—	255,692
Directv Holdings	3.8% 15 Mar 2022	—	81,626
DirecTV Holdings LLC	4.45% 01 Apr 2024	—	237,038
Discover Bank	7.0% 15 Apr 2020	—	439,780
Discover Card	1.04% 15 Apr 2019	—	622,518
Discover Card Execution Note T Dcent 2015 A1 A1	1.0% 17 Aug 2020	—	422,069
Discover Card Execution Note T Dcent 2015 A2 A	1.9% 17 Oct 2022	—	559,049
Discovery Communications Company Guar 03/25 3.45	3.45% 15 Mar 2025	—	145,986
Drive Auto Receivables Trust Drive 2015 Aa A2 144A	1.01% 15 Nov 2017	—	119,660
Drive Auto Receivables Trust Drive 2015 Da A2A 144A	1.23% 15 Jun 2018	—	233,442
Duke Energy Corp Sr Unsecured 04/24 3.75	3.75% 15 Apr 2024	—	337,539
Duke Energy Progress Inc	1.0% 06 Mar 2017	—	428,443
Ebay Inc Sr Unsecured 07/22 2.6	2.6% 15 Jul 2022	—	602,221
Empresa De Transporte	4.75% 04 Feb 2024	—	219,807
Enel Finance Intl NV	6.25% 15 Sep 2017	—	406,421
Energy Transfer Partners	4.65% 01 Jun 2021	—	303,703
Energy Transfer Partners	6.7% 01 Jul 2018	—	499,575
Energy Transfer Partners	4.15% 01 Oct 2020	—	823,977
Energy Transfer Partners Sr Unsecured 06/18 2.5	2.5% 15 Jun 2018	—	443,964
Entergy Corp Sr Unsecured 07/22 4	4.0% 15 Jul 2022	—	312,281
Enterprise Products	5.2% 01 Sep 2020	—	258,253
Enterprise Products	3.35% 15 Mar 2023	—	301,247
Enterprise Products Oper Company Guar 02/26 3.7	3.7% 15 Feb 2026	—	342,138
Exelon Corp Sr Unsecured 06/20 2.85	2.85% 15 Jun 2020	—	576,210
Exelon Generation Co	4.25% 15 Jun 2022	—	410,916
Exelon Generation Co	4.25% 15 Jun 2022	—	181,977
Expedia Inc Company Guar 144A 02/26 5	5.0% 15 Feb 2026	—	485,333
Extended Stay America Trust	2.2952% 05 Dec 2031	—	332,243
Fanniemae Aces Fna 2015 M17 Fa	1.0% 25 Nov 2022	—	781,524
FHLMC Multifamily Structured	2.917% 25 Aug 2020	—	384,320
FHLMC Multifamily Structured	1.603% 25 Jan 2022	—	706,429
FHLMC Multifamily Structured	2.615% 25 Mar 2023	—	499,550
Fifth Third Bancorp	3.5% 15 Mar 2022	—	184,954
First National	1.0% 15 Oct 2019	—	337,805
First National Master Note Tru Fnmnt 2015 1 A	1.0% 15 Sep 2020	—	469,269
Ford Credit Auto Lease Trust	0.89% 15 Sep 2017	—	324,913
Ford Credit Auto Owner Trust	2.26% 15 Nov 2025	—	340,697
Ford Credit Auto Owner Trust	1.0% 15 Sep 2017	—	122,204

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Ford Credit Floorplan Master	1.2% 15 Feb 2019	—	452,174
Ford Motor Credit	1.0% 13 Mar 2019	—	742,040
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	812,990
Ford Motor Credit Co Llc Sr Unsecured 08/25 4.134	4.134% 04 Aug 2025	—	534,003
Ford Motor Credit Co Llc Sr Unsecured 09/22 4.25	4.25% 20 Sep 2022	—	197,575
Fortune Brands Home + Se Sr Unsecured 06/20 3	3.0% 15 Jun 2020	—	244,892
Freeport McMoran	2.375% 15 Mar 2018	—	192,817
Freeport Mcmoran Oil+Gas Company Guar 11/20 6.5	6.5% 15 Nov 2020	—	41,107
Fs Investment Corp Sr Unsecured 05/22 4.75	4.75% 15 May 2022	—	435,657
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	941,407
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	658,086
GDF Suez	1.625% 10 Oct 2017	—	170,952
GE Capital	1.76% 15 Sep 2022	—	1,366,282
GE Capital Credit Card Master	2.22% 15 Jan 2022	—	541,233
General Elec Cap Corp	1.0% 14 Jan 2019	—	848,676
General Elec Cap Corp	4.65% 17 Oct 2021	—	208,477
General Motors Finl Co Company Guar 01/19 3.1	3.1% 15 Jan 2019	—	361,585
General Motors Finl Co Company Guar 01/25 4	4.0% 15 Jan 2025	—	53,137
General Motors Finl Co Company Guar 05/18 3.25	3.25% 15 May 2018	—	28,143
General Motors Finl Co Company Guar 05/23 4.25	4.25% 15 May 2023	—	210,131
General Motors Finl Co Company Guar 07/25 4.3	4.3% 13 Jul 2025	—	65,545
Gilead Sciences Inc Sr Unsecured 03/26 3.65	3.65% 01 Mar 2026	—	312,595
Gilead Sciences Inc Sr Unsecured 09/20 2.55	2.55% 01 Sep 2020	—	1,013,526
Glaxosmithkline Capital Company	1.5% 5/08/20 17	—	892,123
Glencore Funding LLC	2.5% 15 Jan 2019	—	362,835
Gm Financial Automobile Leasin Gmalt 2015 2 A3	1.68% 20 Dec 2018	—	805,493
Gm Financial Automobile Leasin Gmalt 2015 3 A3	1.69% 20 Mar 2019	—	544,776
Gmf Floorplan Owner Revolving Gfort 2015 1 A1 144A	1.65% 15 May 2020	—	298,015
Goldman Sachs Group	7.5% 15 Feb 2019	—	441,973
Goldman Sachs Group	6.0% 15 Jun 2020	—	338,293
Goldman Sachs Group	5.75% 24 Jan 2022	—	356,894
Goldman Sachs Group	7.5% 15 Feb 2019	—	828,699
Goldman Sachs Group	1.0% 29 Nov 2023	—	881,650
Goldman Sachs Group Inc	5.95% 18 Jan 2018	—	800,770
Goldman Sachs Group Inc	1.0% 15 Nov 2018	—	930,769
Goldman Sachs Group Inc	4.0% 03 Mar 2024	—	342,922
Goldman Sachs Group Inc Sr Unsecured 09/20 2.75	2.75% 15 Sep 2020	—	212,299
Grupo Bimbo Sab De Cv	3.875% 27 Jun 2024	—	240,252
GS Mortgage Securities Trust	3.68% 10 Apr 2047	—	830,845
Halliburton Co Sr Unsecured 11/22 3.375	3.375% 15 Nov 2022	—	384,875
Harley Davidson Motorcycle Tru Hdmot 2015 2 A3	1.3% 16 Mar 2020	—	614,607
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	255,478
Hartford Finl Svcs Grp	5.125% 15 Apr 2022	—	212,094
Hcp Inc Sr Unsecured 02/25 3.4	3.4% 01 Feb 2025	—	418,252
Hcp Inc Sr Unsecured 12/22 4	4.0% 01 Dec 2022	—	764,126
Health Care Reit Inc	5.25% 15 Jan 2022	—	532,662

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Health Care Reit Inc	2.25% 15 Mar 2018	—	366,610
Healthcare Realty Trust	3.75% 15 Apr 2023	—	75,566
Hess Corp	8.125% 15 Feb 2019	—	481,545
Hewlett Packard Co	4.30% 01 Jun 2021	—	851,056
Hewlett Packard Co	3.75% 01 Dec 2020	—	31,618
Hewlett Packard Co	4.65% 09 Dec 2021	—	95,236
Hilton USA Trust	2.662% 05 Nov 2030	—	1,048,493
Host Hotels + Resorts Lp Sr Unsecured 02/26 4.5	4.5% 01 Feb 2026	—	190,636
Host Hotels + Resorts Lp Sr Unsecured 10/23 3.75	3.75% 15 Oct 2023	—	12,103
Hp Enterprise Co Sr Unsecured 144A 10/20 3.6	3.6% 15 Oct 2020	—	391,977
Hp Enterprise Co Sr Unsecured 144A 10/20 3.6	3.6% 15 Oct 2020	—	597,161
Hp Enterprise Co Sr Unsecured 144A 10/22 4.4	4.4% 15 Oct 2022	—	389,581
HSBC Holdings PLC	5.1% 05 Apr 2021	—	246,916
HSBC USA Inc	2.375% 13 Nov 2019	—	442,328
Humana Inc	7.2% 15 Jun 2018	—	470,000
Huntington National Bank Sr Unsecured 11/18 2.2	2.2% 06 Nov 2018	—	389,999
Ibm Corp Sr Unsecured 11/22 2.875	2.875% 09 Nov 2022	—	541,427
Ingram Micro Inc	4.95% 15 Dec 2024	—	173,173
International Paper Co	3.65% 15 Jun 2024	—	32,111
International Paper Co Sr Unsecured 01/26 3.8	3.8% 15 Jan 2026	—	143,659
Intl Bk Recon & Develop	9.25% 15 Jul 2017	—	135,133
Israel Electric Corp Ltd Sr Secured 144A Regs 11/24 5	5.0% 12 Nov 2024	—	251,008
Jabil Circuit Inc	5.625% 15 Dec 2020	—	304,173
Jabil Circuit Inc	8.25% 15 Mar 2018	—	95,706
JP Morgan Chase & Co	3.625% 13 May 2024	—	475,270
Jp Morgan Chase Commercial Mor Jpmcc 2015 Sgp A 144A	1.0% 15 Jul 2036	—	389,621
JP Morgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	1,213,599
JPMBB Commercial Mortgage Secu	2.878% 15 Feb 2047	—	1,809,315
Jpmbb Commercial Mortgage Secu Jpmbb 2015 C32 Asb	3.358% 15 Nov 2048	—	1,186,829
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	928,215
JPMorgan Chase & Co	4.4% 22 Jul 2020	—	293,748
JPMorgan Chase & Co	6.0% 15 Jan 2018	—	417,175
JPMorgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	504,931
JPMorgan Chase Commercial Mortgage	5.439% 15 Jan 2049	—	1,365,020
JPMorgan Chase Commercial Mortgage	2.7493% 15 Nov 2043	—	20,716
Key Bank Na Sr Unsecured 10/27 3.18	3.18% 15 Oct 2027	—	386,392
Kinder Morgan	5.95% 15 Feb 2018	—	405,923
Kinder Morgan	6.85% 15 Feb 2020	—	619,239
Kinder Morgan	4.15% 01 Mar 2022	—	523,401
Kinder Morgan	4.15% 01 Mar 2022	—	168,175
Kinder Morgan	3.95% 01 Sep 2022	—	315,225
Kinder Morgan Inc/Delawa Company Guar 144A 11/23 5.625	5.625% 15 Nov 2023	—	211,850
KLA Tencor Corp	4.65% 01 Nov 2024	—	321,590
Kla Tencor Corp Sr Unsecured 11/21 4.125	4.125% 01 Nov 2021	—	58,022
Kohl S Corporation Sr Unsecured 07/25 4.25	4.25% 17 Jul 2025	—	306,030
Korea National Oil Corp	3.125% 03 Apr 2017	—	485,324

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Kraft Heinz Foods Co Company Guar 144A 07/20 2.8	2.8% 02 Jul 2020	—	438,225
	Kraft Heinz Foods Co Company Guar 144A 07/20 2.8	2.8% 02 Jul 2020	—	481,566
	Laboratory Corp Of Amer Sr Unsecured 02/25 3.6	3.6% 01 Feb 2025	—	130,448
	Liberty Property LP	5.5% 15 Dec 2016	—	69,814
	Liberty Property LP	6.625% 01 Oct 2017	—	41,451
	Life Technologies Corp	6.0% 01 Mar 2020	—	583,397
	Lincoln National Corp	8.75% 01 Jul 2019	—	118,293
	Lloyds Bank Plc Company Guar 03/18 1.75	1.75% 16 Mar 2018	—	871,528
	Lloyds Banking Group Plc	4.5% 04 Nov 2024	—	303,873
	Lyondellbasell Ind	5.0% 15 Apr 2019	—	883,423
	Macys Retail Hldgs Inc	3.875% 15 Jan 2022	—	399,356
	Magna International Inc	3.625% 15 Jun 2024	—	316,063
	Marathon Petroleum Corp	5.125% 01 Mar 2021	—	155,067
	Marathon Petroleum Corp Sr Unsecured 12/20 3.4	3.4% 15 Dec 2020	—	355,623
	Mcgraw Hill Financial In Company Guar 02/26 4.4	4.4% 15 Feb 2026	—	284,543
	Mcgraw Hill Financial In Company Guar 08/20 3.3	3.3% 14 Aug 2020	—	189,907
	Medtronic Inc Company Guar 03/20 2.5	2.5% 15 Mar 2020	—	870,370
	Medtronic Inc Company Guar 03/22 3.15	3.15% 15 Mar 2022	—	453,920
	Mercedes Benz Auto Lease Trust Mbalt 2015 B A3	1.34% 16 Jul 2018	—	293,151
	Merrill Lynch Mortgage	1.0% 12 Aug 2043	—	290,253
*	Met Life Glob Funding I Secured 144A 12/20 2.5	2.5% 03 Dec 2020	—	537,675
	Methanex Corp	3.25% 15 Dec 2019	—	221,161
*	Metlife Inc	7.717% 15 Feb 2019	—	132,382
*	Metlife Inc	6.817% 15 Aug 2018	—	402,351
	Microsoft Corp Sr Unsecured 02/22 2.375	2.375% 12 Feb 2022	—	686,252
	Mizuho Bank Ltd	2.45% 16 Apr 2019	—	463,708
	ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	1,113,796
	ML CFC Commercial Mortgage Trust	5.166% 12 Dec 2049	—	517,377
	ML CFC Commercial Mortgage Trust	5.7% 12 Sep 2049	—	722,571
	Morgan Stanley	5.5% 24 Jul 2020	—	297,602
	Morgan Stanley	3.875% 29 Apr 2024	—	251,007
	Morgan Stanley	5.5% 28 Jul 2021	—	337,542
	Morgan Stanley	5.625% 23 Sep 2019	—	552,016
	Morgan Stanley	5.55% 27 Apr 2017	—	207,702
	Morgan Stanley	5.95% 28 Dec 2017	—	721,665
	Morgan Stanley	6.625% 01 Apr 2018	—	1,350,023
	Morgan Stanley	6.625% 01 Apr 2018	—	794,131
	Morgan Stanley BAML Trust	3.669% 15 Feb 2047	—	909,381
	Morgan Stanley Baml Trust Msbam 2015 C22 A4	3.306% 15 Apr 2048	—	256,803
	Morgan Stanley Capital I	1.0% 11 Jun 2042	—	525,954
	Murray St Inv Trust I	1.0% 08 Mar 2017	—	45,765
	Mylan Inc	4.2% 29 Nov 2023	—	909,653
	Nabors Industries Inc	5.0% 15 Sep 2020	—	338,887
	Nabors Industries Inc Company Guar 09/21 4.625	4.625% 15 Sep 2021	—	138,865
	National Bank Of Canada Bank Guarant 12/18 2.1	2.1% 14 Dec 2018	—	781,201
	National Fuel Gas Co Sr Unsecured 07/25 5.2	5.2% 15 Jul 2025	—	420,741
	Nevada Power Co	6.5% 01 Aug 2018	—	267,911

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Nisource Finance Corp	6.8% 15 Jan 2019	—	552,474
	Nisource Finance Corp	6.125% 01 Mar 2022	—	453,168
	Nissan Auto Lease Trust Nalt 2015 A A3	1.4% 15 Jun 2018	—	515,607
	Nissan Auto Receivables Owner Narot 2015 A A3	1.05% 15 Oct 2019	—	858,286
	Noble Energy Inc	8.25% 01 Mar 2019	—	374,744
	Noble Energy Inc	3.9% 15 Nov 2024	—	213,998
	Noble Holding Intl Ltd	4.9% 01 Aug 2020	—	2,936
	Nomura Holdings Inc	2.0% 13 Sep 2016	—	477,000
	Nordea Bank Ab Sr Unsecured 144A 09/20 2.5	2.5% 17 Sep 2020	—	902,305
	Oceaneering Intl Inc	4.65% 15 Nov 2024	—	295,763
	Oneok Partners Lp Company Guar 10/22 3.375	3.375% 01 Oct 2022	—	469,947
	Owens Corning Inc	6.5% 01 Dec 2016	—	11,923
	Perrigo Finance Plc	3.5% 15 Dec 2021	—	191,471
	Petroleos Mexicanos	3.5% 18 Jul 2018	—	149,474
	Philip Morris Intl Inc	5.65% 16 May 2018	—	26,338
	Philip Morris Intl Inc	2.9% 15 Nov 2021	—	112,375
	Pioneer Natural Resource Sr Unsecured 01/21 3.45	3.45% 15 Jan 2021	—	173,865
	Plains All Amer Pipeline Sr Unsecured 06/22 3.65	3.65% 01 Jun 2022	—	327,318
	Plains All Amer Pipeline Sr Unsecured 10/25 4.65	4.65% 15 Oct 2025	—	25,288
	Plains All Amer Pipeline Sr Unsecured 11/24 3.6	3.6% 01 Nov 2024	—	250,215
	Plains Exploration & Pro	6.875% 15 Feb 2023	—	425,843
	PNC Bank NA	2.4% 18 Oct 2019	—	421,677
	PNC Bank NA	2.2% 28 Jan 2019	—	411,732
*	Prudential Financial Inc	3.5% 15 May 2024	—	906,614
*	Prudential Financial Inc	4.5% 15 Nov 2020	—	294,312
	Puget Energy Inc Sr Secured 144A 05/25 3.65	3.65% 15 May 2025	—	60,813
	Quest Diagnostic Inc	4.75% 30 Jan 2020	—	342,891
	Quest Diagnostics Inc	4.7% 01 Apr 2021	—	127,823
	Regency Centers LP	5.875% 15 Jun 2017	—	110,993
	Reliance Steel & Alum	4.5% 15 Apr 2023	—	76,404
	Republic Services Inc	3.8% 15 May 2018	—	13,003
	Residential Asset Securities	1.0% 25 May 2033	—	6,159
	Reynolds American Inc	3.25% 01 Nov 2022	—	221,510
	Reynolds American Inc Company Guar 06/19 8.125	8.125% 23 Jun 2019	—	664,719
	Reynolds American Inc Company Guar 06/22 4	4.0% 12 Jun 2022	—	429,648
	Rio Tinto Fin Usa Ltd	3.5% 02 Nov 2020	—	23,664
	Rio Tinto Fin Usa Ltd Company Guar 09/21 3.75	3.75% 20 Sep 2021	—	220,577
	Rio Tinto Fin Usa PLC	3.5% 22 Mar 2022	—	496,043
	Rockwell Collins Inc	1.0% 15 Dec 2016	—	178,312
	Ross Stores Inc	3.375% 15 Sep 2024	—	375,427
	Rowan Companies Inc	5.0% 01 Sep 2017	—	340,220
	Santander Drive Auto Receivabl	1.15% 15 Jan 2019	—	327,793
	Santander Drive Auto Receivabl Sdart 2015 2 A3	1.22% 15 Apr 2019	—	1,063,025
	Santander Drive Auto Receivabl Sdart 2015 3 A2A	1.02% 17 Sep 2018	—	257,432
	Santander Drive Auto Receivabl Sdart 2015 4 A2A	1.2% 17 Dec 2018	—	265,029
	Santander Holdings USA	4.625% 19 Apr 2016	—	126,633
	Santander Issuances Company Guar 11/25 5.179	5.179% 19 Nov 2025	—	570,599

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Schlumberger Hldgs Corp Sr Unsecured 144A 12/20 3	3.0% 21 Dec 2020	—	386,028
	Schlumberger Hldgs Corp Sr Unsecured 144A 12/22 3.625	3.625% 21 Dec 2022	—	538,937
	SCSLC 2010	1.0% 25 Jul 2025	—	1,348,853
	Sempra Energy	4.05% 01 Dec 2023	—	487,391
	Sempra Energy Sr Unsecured 03/20 2.4	2.4% 15 Mar 2020	—	733,463
	Shell International Fin Company Guar 11/18 1.625	1.625% 10 Nov 2018	—	773,045
	Simon Property Group Lp Sr Unsecured 09/20 2.5	2.5% 01 Sep 2020	—	802,091
	Sky Plc	2.625% 16 Sep 2019	—	884,275
	SLM Student Loan Trust	1.0% 25 Sep 2019	—	862,386
	Smart Trust	1.25% 14 Aug 2018	—	1,052,511
	Snap On Inc	4.25% 15 Jan 2018	—	324,056
	Societe Generale	5.0% 17 Jan 2024	—	310,045
	Solvay Finance (America) Company Guar 144A 12/25 4.45	4.45% 03 Dec 2025	—	190,536
	Southern Cal Edison	5.5% 15 Aug 2018	—	420,823
	Spectra Energy Capital	8.00% 01 Oct 2019	—	124,098
	Spectra Energy Partners	2.95% 25 Sep 2018	—	94,879
	Spectra Energy Partners Sr Unsecured 03/25 3.5	3.5% 15 Mar 2025	—	392,753
	Standard Chartered PLC	1.0% 12 Jul 2022	—	486,132
*	State Street Corp	3.7% 20 Nov 2023	—	195,928
	Svenska Handelsbanken AB Bank	2.875% 04 Apr 2017	—	245,558
	Synchrony Credit Card Master N Synct 2015 3 A	1.74% 15 Sep 2021	—	387,972
	Synchrony Financial Sr Unsecured 08/19 3	3.0% 15 Aug 2019	—	409,823
	Talent Yield Investments	4.5% 25 Apr 2022	—	495,063
	Talisman Energy Sr Unsecured 02/21 3.75	3.75% 01 Feb 2021	—	288,924
	Teck Resources Limited	4.5% 15 Jan 2021	—	196,988
	Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	178,068
	Time Warner Cable Inc	5.0% 01 Feb 2020	—	122,661
	Time Warner Inc	3.55% 01 Jun 2024	—	630,100
	Time Warner Inc	3.55% 01 Jun 2024	—	260,567
	Time Warner Inc	4.75% 29 Mar 2021	—	425,558
	Time Warner Inc	2.1% 01 Jun 2019	—	701,029
	Time Warner Inc Company Guar 07/25 3.6	3.6% 15 Jul 2025	—	310,207
	Toronto Dominion Bank Sr Unsecured 12/20 2.5	2.5% 14 Dec 2020	—	781,842
	Total System Services	2.375% 01 Jun 2018	—	135,695
	Trans Canada Pipelines Sr Unsecured 08/22 2.5	2.5% 01 Aug 2022	—	66,488
	Transocean Inc	6.5% 15 Nov 2020	—	113,268
	Travelers Cos Inc	5.75% 15 Dec 2017	—	385,320
	Trust F/1401	5.25% 15 Dec 2024	—	373,771
	Tyson Foods Inc	2.65% 15 Aug 2019	—	85,989
	Ubs Group Funding Company Guar 144A 09/20 2.95	2.95% 24 Sep 2020	—	310,900
	Ubs Group Funding Company Guar 144A 09/25 4.125	4.125% 24 Sep 2025	—	195,819
	Unicredito Luxem Fin	6.0% 31 Oct 2017	—	232,289
	Unum Group	5.625% 15 Sep 2020	—	403,591
	Valero Energy Corp	6.125% 01 Feb 2020	—	280,066
	Verizon Communications	3.5% 01 Nov 2024	—	851,701
	Verizon Communications	3.65% 14 Sep 2018	—	838,093
	Verizon Communications	5.15% 15 Sep 2023	—	652,848

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Viacom Inc	3.875% 01 Apr 2024	—	145,679
	Viacom Inc	5.625% 15 Sep 2019	—	67,781
	Viacom Inc Sr Unsecured 12/21 3.875	3.875% 15 Dec 2021	—	132,905
	Vodafone Group	2.95% 19 Feb 2023	—	72,390
	Vodafone Group Plc Sr Unsecured 09/22 2.5	2.5% 26 Sep 2022	—	326,484
	Volkswagen Auto Loan	0.91% 22 Oct 2018	—	533,040
	Volvo Financial Equipment Llc Vfet 2015 1A A3 144A	1.51% 17 Jun 2019	—	859,129
	Wachovia Bank Commercial Mortg Wbcmt 2006 C26 A1A	1.0% 15 Jun 2045	—	193,513
	Walgreens Boots Alliance	3.8% 18 Nov 2024	—	440,307
	Waste Management Inc	6.1% 15 Mar 2018	—	736,790
	Waste Management Inc	4.75% 30 Jun 2020	—	439,586
	Wells Fargo + Company Sr Unsecured 02/25 3	3.0% 19 Feb 2025	—	432,045
	Wells Fargo + Company Sr Unsecured 07/20 2.6	2.6% 22 Jul 2020	—	770,524
	Welltower Inc Sr Unsecured 06/25 4	4.0% 01 Jun 2025	—	351,447
	Western Union Co	3.65% 22 Aug 2018	—	450,362
	Western Union Co	3.35% 22 May 2019	—	234,684
	Westpac Banking Corp Sr Unsecured 11/20 2.6	2.6% 23 Nov 2020	—	518,629
	WF RBS Commercial Mortgage	3.337% 15 Jun 2046	—	446,219
	WF RBS Commercial Mortgage	2.921% 15 Dec 2046	—	545,682
	WF RBS Commercial Mortgage Trust	3.66% 15 Mar 2047	—	623,169
	Williams Partners LP	5.25% 15 Mar 2020	—	367,699
	Williams Partners LP	3.9% 15 Jan 2025	—	206,803
	Williams Partners LP	4.0% 15 Nov 2021	—	273,839
	Williams Partners LP	7.25% 01 Feb 2017	—	320,023
	Williams Partners Lp Sr Unsecured 03/22 3.6	3.6% 15 Mar 2022	—	186,050
	World Financial Network	3.14% 17 Jan 2023	—	1,431,809
	World Financial Network	1.76% 17 May 2021	—	1,014,771
	World Financial Network	1.61% 15 Dec 2021	—	246,661
	World Financial Network Credit WFNMT	1.0% 15 Dec 2019	—	415,237
	World Financial Network Credit Wfnmt 2015 A A	1.0% 15 Feb 2022	—	347,445
	Xerox Corporation Sr Unsecured 05/18 6.35	6.35% 15 May 2018	—	160,015
	Xerox Corporation Sr Unsecured 05/20 2.8	2.8% 15 May 2020	—	105,894
	Yamana Gold Inc	4.95% 15 Jul 2024	—	320,165
	Zimmer Biomet Holdings Sr Unsecured 04/20 2.7	2.7% 01 Apr 2020	—	738,957

	Corporate and Other Obligations		—	190,291,199

Separate Investment Contract

*	Metropolitan Life Insurance Company	Separate Investment Account	—	145,275,633

Benefit Resource Interest Rate Wrapper Contracts

*	Metropolitan Life Insurance Company	Open Ended Maturity	—	(164,767)
*	Prudential Financial Inc	Open Ended Maturity	—	(74,088)
*	Transamerica Inc.	Open Ended Maturity	—	(152,354)

	Benefit Resource Interest Rate Wrapper Contracts		—	(391,208)

	Synthetic Guaranteed Investment Contracts (contract value equals $594,193,375)		—	616,636,464

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
Commingled Investments:

*	State Street International Index Non-Lending Series Fund	Commingled Investments	—	79,539,968
*	SSgA Emerging Markets Fund	Commingled Investments	—	6,965,095
*	Northern Trust Domestic Mid Cap	Commingled Investments	—	26,289,447
*	State Street S&P 500 Index Non-Lending Series Fund	Commingled Investments	—	272,441,022
*	Vanguard Target Retirement 2010	Commingled Investments	—	7,032,451
*	Vanguard Target Retirement 2015	Commingled Investments	—	27,479,499
*	Vanguard Target Retirement 2020	Commingled Investments	—	53,891,536
*	Vanguard Target Retirement 2025	Commingled Investments	—	60,198,479
*	Vanguard Target Retirement 2030	Commingled Investments	—	63,458,820
*	Vanguard Target Retirement 2035	Commingled Investments	—	70,360,325
*	Vanguard Target Retirement 2040	Commingled Investments	—	55,646,735
*	Vanguard Target Retirement 2045	Commingled Investments	—	38,767,110
*	Vanguard Target Retirement 2050	Commingled Investments	—	38,201,762
*	Vanguard Target Retirement Income	Commingled Investments	—	16,840,112
*	State Street Russell Small Cap Index Non-Lending Series Fund	Commingled Investments	—	102,917,799

	Commingled Investments		—	920,030,160

Registered Investment Companies:

	Aberdeen Intl Eqty Fd Cl A	Registered Investment Company	—	4,704
	Aberdeen Select Intl Eqty Fd Ii Cl A	Registered Investment Company	—	11,089
	Acadian Emerging Mkts Port Instl Cl	Registered Investment Company	—	4,305
	Advisorshares Trust	Registered Investment Company	—	8,264
	Akre Focus Fd Retail	Registered Investment Company	—	13,015
	Alerian Mlp Etf	Registered Investment Company	—	24,451
	Alliance World Dlr Govt Fd Ii	Registered Investment Company	—	9,563
	Alps Kotak India Gwt	Registered Investment Company	—	8,879
	Alps Sector Dividend Dogs Etf	Registered Investment Company	—	3,865
	Amana Income Fund Inv	Registered Investment Company	—	49,461
	America Europacific Growth Fdf2	Registered Investment Company	—	13,089
	American Century Equity Income Fd In	Registered Investment Company	—	27,362
	American Century Heritage Fund Inv	Registered Investment Company	—	3,041
	American Century Zero Coupon 2020 In	Registered Investment Company	—	11,880
	Amg Managers Brandywine Blue Fd	Registered Investment Company	—	12,451
	Amg Southernsun Small Cap Inv	Registered Investment Company	—	6,907
	Amg Yacktman Fd Svc	Registered Investment Company	—	247,240
	Amg Yacktman Focused Fd Svc	Registered Investment Company	—	20,568

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Apollo Investment Corp	Registered Investment Company	—	6,242
Aqr Diversified Arbitrage I	Registered Investment Company	—	47,424
Aqr Managed Futures Strategy I	Registered Investment Company	—	50,196
Ariel Appreciation Fund Inv	Registered Investment Company	—	29,936
Ariel Fund Inv	Registered Investment Company	—	17,316
Artisan International Fund Inv	Registered Investment Company	—	13,706
Artisan International Value Fund	Registered Investment Company	—	15,149
Asa Bermuda Ltd	Registered Investment Company	—	2,509
Aston Lmcg Small Cap Gwth Fd Cl N	Registered Investment Company	—	872
Azzad Ethical Mid Ca	Registered Investment Company	—	3,475
B P Prudhoe Bay Rty Tr	Registered Investment Company	—	24,940
Babson Cap Partn Invs Tr	Registered Investment Company	—	27,491
Baird Core Plus Bd Inv	Registered Investment Company	—	16,102
Barclays Bank Ipath Etn	Registered Investment Company	—	15,295
Barclays Bank Ipath Etn	Registered Investment Company	—	10,226
Barclays Bank Ipath Etn	Registered Investment Company	—	4,205
Barclays Bank Ipath New	Registered Investment Company	—	55,576
Baron Partners Fund Retail	Registered Investment Company	—	21,480
Berkshire Focus Fund	Registered Investment Company	—	4,979
Bitcoin Investment T	Registered Investment Company	—	630
Blackrock Cap & Income Strategy	Registered Investment Company	—	412,181
Blackrock Equity Dividend Cl I	Registered Investment Company	—	55,607
Blackrock Global Allocation Fd Inst	Registered Investment Company	—	29,179
Blackrock Health Science Oppty A	Registered Investment Company	—	5,118
Blackrock Strat Incm Oppty Port Inst	Registered Investment Company	—	68,986
Boston Partners All Cap Val Inv	Registered Investment Company	—	94,543
Bridgeway Aggressive Investors 1	Registered Investment Company	—	200,892
Broadview Opportunity Fund	Registered Investment Company	—	10,774
Buffalo Mid Cap Fund	Registered Investment Company	—	8,982
Burnham Financial Services Fd	Registered Investment Company	—	11,011
Calvert Global Water Fd Cl Cl A	Registered Investment Company	—	1,576
Central Gold Trust	Registered Investment Company	—	5,655
Clipper Fund	Registered Investment Company	—	6,793
Cohen & Steers Realty Shares	Registered Investment Company	—	10,376
Columbia Acorn Int’L Fd Cl Z	Registered Investment Company	—	11,887
Columbia Gbl Technology Gwth A	Registered Investment Company	—	5,225
Columbia Intl Oppty Z	Registered Investment Company	—	5,241
Columbia Real Estate Equity Fd Cl Z	Registered Investment Company	—	82,989
Columbia Value And Restructuring Z	Registered Investment Company	—	9,265
Crm Mid Cap Value Fund Investor Cl	Registered Investment Company	—	12,270
Dbx Trackers Msci Et	Registered Investment Company	—	88
Delafield Fund	Registered Investment Company	—	2,198
Deutsche Alternative Asset Alloc S	Registered Investment Company	—	8,431
Deutsche S&P 500 Index Fund-S	Registered Investment Company	—	9,408
Deutsche Xtrckrs Msci Europe Hdgd Eq	Registered Investment Company	—	8,463
Dfa Commodity Strategy	Registered Investment Company	—	31,401

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Dfa Emerg Mkts Core Eqty Port Instl	Registered Investment Company	—	24,618
Dfa Emerging Mkts Port Instl	Registered Investment Company	—	4,233
Dfa Global Real Estate Sec Port	Registered Investment Company	—	51,832
Dfa Intl Core Eqty Port Instl	Registered Investment Company	—	81,615
Dfa Intl Small Cap Value Port Instl	Registered Investment Company	—	17,299
Dfa Intl Small Co Port Instl	Registered Investment Company	—	13,163
Dfa Us Core Eqty 2 Port Instl	Registered Investment Company	—	55,750
Dfa Us Micro Cap Port Instl	Registered Investment Company	—	20,779
Dfa Us Small Cap Value Port Instl	Registered Investment Company	—	12,223
Direxion	Registered Investment Company	—	0
Direxion Daily Ftse	Registered Investment Company	—	121,500
Direxion Dly Jr Gold Min	Registered Investment Company	—	29,740
Direxion Shs Etf Tr	Registered Investment Company	—	29,008
Dodge & Cox Income Fd	Registered Investment Company	—	29,714
Dodge & Cox Intl Stock Fd	Registered Investment Company	—	22,184
Dodge & Cox Stock Fund	Registered Investment Company	—	145,608
Doubleline Core Fixed Incm Fd Cl I	Registered Investment Company	—	60,017
Doubleline Fds Tr	Registered Investment Company	—	30,976
Doubleline Total Return Bd Fd Cl N	Registered Investment Company	—	16,422
Doubleline Total Returnbd Fd Cl I	Registered Investment Company	—	63,414
Driehaus Emerging Mkts Growth Fd	Registered Investment Company	—	787
Driehaus Intl Small Cap Growth	Registered Investment Company	—	13,754
Drxn Dly S&P Ol Gs Exp	Registered Investment Company	—	166
Eagle Small Cap Growth Fd Cl I	Registered Investment Company	—	10,544
Eaton Vance Sr Fl Rt Tr	Registered Investment Company	—	34,803
Eaton Vance Tax Mgd Sml Cap Fd Cl A	Registered Investment Company	—	15,846
Edgewood Growth Retail	Registered Investment Company	—	13,045
Etfs Physical Silver	Registered Investment Company	—	9,343
Etfs Physical Swiss Gold	Registered Investment Company	—	4,140
Eventide Gilead Cl N	Registered Investment Company	—	883
Fairholme Fund	Registered Investment Company	—	16,879
Fam Value Fund Inv	Registered Investment Company	—	137,041
Fidelity Adv Biotech Fd Cl I	Registered Investment Company	—	26,540
Fidelity Adv Diversified Intl Cl A	Registered Investment Company	—	18,710
Fidelity Adv New Insights Fd Cl I	Registered Investment Company	—	34,485
Fidelity Advr New Insights Cl A	Registered Investment Company	—	38,674
Fidelity Cap Apprec Fund	Registered Investment Company	—	32,425
Fidelity Cap Tr Focused Stk Fd	Registered Investment Company	—	2,478
Fidelity Capital & Income Fund	Registered Investment Company	—	56,033
Fidelity Contra Fund	Registered Investment Company	—	191,359
Fidelity Discovery Growth Fund	Registered Investment Company	—	2,775
Fidelity Diversified Intl Fund	Registered Investment Company	—	71,599
Fidelity Dividend Growth	Registered Investment Company	—	36,520
Fidelity Emerging Markets Fd	Registered Investment Company	—	44,515
Fidelity Equity Income Fd	Registered Investment Company	—	18,464
Fidelity Freedom 2025 Fund	Registered Investment Company	—	8,655

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fidelity Growth Strategies Fund	Registered Investment Company	—	3,571
Fidelity High Income Fund	Registered Investment Company	—	60,916
Fidelity International Discovery Fd	Registered Investment Company	—	68,246
Fidelity Large Cap Stock Fd	Registered Investment Company	—	4,877
Fidelity Latin Amer Fund	Registered Investment Company	—	4,784
Fidelity Leveraged Company Stock Fd	Registered Investment Company	—	4,027
Fidelity Low Priced Stock	Registered Investment Company	—	172,499
Fidelity Msci Etf	Registered Investment Company	—	1,777
Fidelity New Mkts Income Fd	Registered Investment Company	—	51,361
Fidelity Otc Portfolio	Registered Investment Company	—	12,041
Fidelity Overseas Fund	Registered Investment Company	—	15,067
Fidelity Select Energy Services	Registered Investment Company	—	5,362
Fidelity Select Health Care	Registered Investment Company	—	24,130
Fidelity Select Portfolios	Registered Investment Company	—	3,208
Fidelity Slct Biotech	Registered Investment Company	—	63,061
Fidelity Slct Energy	Registered Investment Company	—	15,234
Fidelity Slct Health Care Svcs Port	Registered Investment Company	—	83,597
Fidelity Slct It Service Port	Registered Investment Company	—	3,654
Fidelity Slct Technology	Registered Investment Company	—	4,535
Fidelity Strategic Income Fund	Registered Investment Company	—	17,489
Fidelity Value Fund	Registered Investment Company	—	2,812
Financial Select Sector Spdr Etf	Registered Investment Company	—	4,766
First Trust Dow Jones Internet Etf	Registered Investment Company	—	26,114
First Trust Nyse Arca Biotech Etf	Registered Investment Company	—	5,092
Fmi Intl Fd	Registered Investment Company	—	33,704
Forward Emerging Markets Inst Cl	Registered Investment Company	—	594
Forward Intl Dividend Fd Inv Cl	Registered Investment Company	—	3,705
Fpa Crescent Fd Inst Cl Shares	Registered Investment Company	—	116,486
Franklin Mutual Fin Serv Fd A	Registered Investment Company	—	5,102
Franklin Utilities Advisor Class	Registered Investment Company	—	10,429
Franklin Value Invs Tr	Registered Investment Company	—	35,888
Fund X Upgrader Fund	Registered Investment Company	—	23,336
Gabelli Utils Fd	Registered Investment Company	—	7,630
Gamco Growth Fund Cl Aaa	Registered Investment Company	—	12,382
Glenmede Large Cap Gwth	Registered Investment Company	—	72,190
Global X Lithium Etf	Registered Investment Company	—	3,013
Global X Silver Miners	Registered Investment Company	—	12,531
Global X Uranium Etf	Registered Investment Company	—	923
Goldman Sachs Absolute Rtn Tracker I	Registered Investment Company	—	17,056
Goldman Sachs Tr	Registered Investment Company	—	13,498
Government Ppty Incm	Registered Investment Company	—	34,914
Guggenheim S&P 500 Eq Weight Hc Etf	Registered Investment Company	—	3,074
Guggenhm S&P 500 Eq Wt Cons Stpl Etf	Registered Investment Company	—	24,248
Hancock Horizon Burkenroad Sm Cap D	Registered Investment Company	—	110,364
Hancock John Pfd Eqty Fd	Registered Investment Company	—	64,064
Harbor Bond Fund Inst	Registered Investment Company	—	96,619

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue	Description of Investment	Cost (1)	Current Value
Harbor Capital Appr Fd Investor Cl	Registered Investment Company	—	7,563
Harbor International Fd Investor Cl	Registered Investment Company	—	64,231
Harbor International Fund Instl	Registered Investment Company	—	87,105
Harding Loevner Emerging Markets	Registered Investment Company	—	15,198
Hartford Healthcare Cl A	Registered Investment Company	—	5,235
Hartford Small Cap Growth R5	Registered Investment Company	—	237
Heartland Value Fund Inv	Registered Investment Company	—	22,104
Hennessy Cornerstone Mid Cap 30 Inv	Registered Investment Company	—	11,094
Hennessy Focus Fd Inv Cl	Registered Investment Company	—	3,687
Hennessy Gas Utility Index Fd Inv Cl	Registered Investment Company	—	17,226
Hodges Fund Retail	Registered Investment Company	—	2,278
Hugoton Royalty Tr Sbi	Registered Investment Company	—	315
Hussman Strategic Div Value	Registered Investment Company	—	9,341
Hussman Strategic Growth	Registered Investment Company	—	10,274
Hussman Strategic Total Return Fd	Registered Investment Company	—	12,217
Icon Healthcare Fd Cl S	Registered Investment Company	—	8,317
Invesco Eqty And Incm C	Registered Investment Company	—	24,585
Invesco European Growth Fd Investor	Registered Investment Company	—	1,116
Invesco Mid Cap Core Equity A	Registered Investment Company	—	18,262
Invesco Senior Incm Tr	Registered Investment Company	—	13,855
Iq Hedge Multi-Strategy Tracker Etf	Registered Investment Company	—	11,384
Ishares Cohen & Steers Reit	Registered Investment Company	—	48,826
Ishares Core Msci Emerging Markets	Registered Investment Company	—	16,769
Ishares Core S&P Mid-Cap	Registered Investment Company	—	18,112
Ishares Core Us Aggregate Bond	Registered Investment Company	—	37,263
Ishares Etf	Registered Investment Company	—	10,063
Ishares Global Energy	Registered Investment Company	—	25,581
Ishares Gold Trust	Registered Investment Company	—	15,826
Ishares Iboxx $ High Yield Corp Bd	Registered Investment Company	—	12,203
Ishares Iboxx $ Invst Grade Crp Bond	Registered Investment Company	—	56,435
Ishares International Dev Rel Est	Registered Investment Company	—	1,444
Ishares Mortgage Real Estate Capped	Registered Investment Company	—	7,361
Ishares Msci Aus Idx Fdf	Registered Investment Company	—	114
Ishares Msci Brazil Indx	Registered Investment Company	—	14,351
Ishares Msci Eafe	Registered Investment Company	—	66,588
Ishares Msci Emerging Markets	Registered Investment Company	—	32,617
Ishares Msci Etf	Registered Investment Company	—	8,733
Ishares Msci Etf	Registered Investment Company	—	17,577
Ishares Msci Hong Kong	Registered Investment Company	—	6,739
Ishares Msci Japan	Registered Investment Company	—	13,403
Ishares Msci Singapore	Registered Investment Company	—	33,217
Ishares Msci Usa Minimum Volatility	Registered Investment Company	—	42,334
Ishares Nasdaq Biotechnology	Registered Investment Company	—	6,767
Ishares North Amer Natl Res Etf	Registered Investment Company	—	2,814
Ishares Russell 1000 Growth	Registered Investment Company	—	76,600
Ishares Russell 2000 Growth	Registered Investment Company	—	2,786

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Ishares Russell 2000 Value	Registered Investment Company	—	5,618
	Ishares Russell 3000	Registered Investment Company	—	17,608
	Ishares Russell Mid-Cap Growth	Registered Investment Company	—	2,298
	Ishares Russell Mid-Cap Value	Registered Investment Company	—	6,866
	Ishares S&P 500 Growth	Registered Investment Company	—	19,107
	Ishares S&P 500 Value	Registered Investment Company	—	17,706
	Ishares S&P Euro 350	Registered Investment Company	—	10,605
	Ishares S&P Mid-Cap 400 Value	Registered Investment Company	—	58,630
	Ishares Silver Trust	Registered Investment Company	—	19,350
	Ishares Tips Bond	Registered Investment Company	—	33,343
	Ishares Tr Dj Us Finl Svc Index Fd	Registered Investment Company	—	26,994
	Ishares Trs&P Global Timber & For	Registered Investment Company	—	3,344
	Ishares Us Preferred Stock	Registered Investment Company	—	28,205
	Ivy Global Natural	Registered Investment Company	—	2,864
	Ivy Mid Cap Growth I	Registered Investment Company	—	10,117
	Ivy Small Cap Growth Cl Y	Registered Investment Company	—	18,240
	James Balanced Golden Rainbow Fund	Registered Investment Company	—	37,564
	Janus Balanced Fund Class T	Registered Investment Company	—	61,484
	Janus Contrarian Fund Class T	Registered Investment Company	—	22,701
	Janus Enterprise Fund Class T	Registered Investment Company	—	2,417
	Janus Global Life Sciences T	Registered Investment Company	—	114,710
	Janus Research Fund Class T	Registered Investment Company	—	2,529
	Janus Triton Fund Cl I	Registered Investment Company	—	28,020
	Janus Triton Fund Class T	Registered Investment Company	—	67,453
	Janus Venture Fund Class T	Registered Investment Company	—	2,424
	Jensen Quality Growth Fd Cl J	Registered Investment Company	—	99,192
	Jpmorgan Alerian Mlp Etn	Registered Investment Company	—	5,794
	Jpmorgan Equity Income Cl A	Registered Investment Company	—	57,625
	Laudus Mondrian Em Mkt	Registered Investment Company	—	14,531
	Lazard Global Listedinfraport Open	Registered Investment Company	—	2,799
	Lazard Intl Strategic	Registered Investment Company	—	20,338
	Lazard Us Equity Concentrated Port O	Registered Investment Company	—	38,434
*	Loomis Sayles Bond Fund Cl R	Registered Investment Company	—	76,538
*	Loomis Sayles Glbl Bd Fd Class R	Registered Investment Company	—	8,425
	Mainstay High Yield Opportunities I	Registered Investment Company	—	15,378
	Mainstay Total Return Bond A	Registered Investment Company	—	57,060
	Manning & Napier Equity Series	Registered Investment Company	—	67,083
	Manning & Napier Problend Maximum S	Registered Investment Company	—	1,250
	Market Vectors Etf Tr	Registered Investment Company	—	10,192
	Market Vectors Etf	Registered Investment Company	—	5,800
	Market Vectors New Etf	Registered Investment Company	—	3,842
	Market Vectors New Etf	Registered Investment Company	—	9,465
	Matthews Asia Dividend Fund	Registered Investment Company	—	14,373
	Matthews China Investor	Registered Investment Company	—	2,024
	Matthews India Inv Fund	Registered Investment Company	—	14,278
	Matthews Pacific Tiger Fd Inv	Registered Investment Company	—	547

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Merger Fund	Registered Investment Company	—	64,079
	Meridian Growth Fund Legacy	Registered Investment Company	—	34,204
	Metropolitan West Total Return Bd M	Registered Investment Company	—	34,116
	Nb Socially Responsive Fd	Registered Investment Company	—	3,205
	Neuberger Berman Genesis Tr	Registered Investment Company	—	878
	Neuberger Berman Real Estate Fd Trst	Registered Investment Company	—	38,047
	New Ireland Fund Inc	Registered Investment Company	—	9,918
	Nicholas Fund, Class I	Registered Investment Company	—	52,660
	Northern Small Cap Core Fd	Registered Investment Company	—	15,787
	Nuveen Qual Pfd Inc Fd 2	Registered Investment Company	—	141,205
	Oakmark Equity Income Fd I	Registered Investment Company	—	248,345
	Oakmark Fund I	Registered Investment Company	—	171,616
	Oakmark International Fund I	Registered Investment Company	—	161,094
	Oakmark Intl Small Cap Fd I	Registered Investment Company	—	4,542
	Oakmark Select Fd I	Registered Investment Company	—	27,958
	Oppenheimer Developing Mkts Cl A	Registered Investment Company	—	6,855
	Oppenheimer Developing Mkts Fd Cl R	Registered Investment Company	—	16,704
	Oppenheimer Developing Mkts Y	Registered Investment Company	—	5,768
	Oppenheimer Intl Small Mid Company A	Registered Investment Company	—	51,997
	Oppenheimer Steelpath Mlp Alpha A	Registered Investment Company	—	3,738
	Parnassus Core Eqty Fd Inv	Registered Investment Company	—	158,913
	Parnassus Endeavor Fd	Registered Investment Company	—	4,242
	Permian Basin Royalty Tr	Registered Investment Company	—	1,771
*	Pimco 0-5 Year High Yld Corp Bd Etf	Registered Investment Company	—	59,370
*	Pimco All Asset Fund Cl D	Registered Investment Company	—	9,971
*	Pimco All Asset Fund Instl	Registered Investment Company	—	115,367
*	Pimco Enhncd Shrt Maturty Active Etf	Registered Investment Company	—	1,009
*	Pimco Incm Fd Inst Cl	Registered Investment Company	—	74,510
*	Pimco Income D	Registered Investment Company	—	62,385
*	Pimco Real Return Fd Cl D	Registered Investment Company	—	66,047
*	Pimco Stocksplus Short A	Registered Investment Company	—	8,402
*	Pimco Total Return Fd Cl D	Registered Investment Company	—	13,602
*	Pimco Total Return Fund Cl A	Registered Investment Company	—	38,108
*	Pimco Total Return Fund Instl Class	Registered Investment Company	—	62,831
	Polen Growth Fd Retailcl Shrs	Registered Investment Company	—	6,348
	Powershares Exch Trad Fd Tr	Registered Investment Company	—	6,168
	Powershares Exch Trad Fd Tr	Registered Investment Company	—	2,313
	Powershares Ftse Rafi Us 1000 Etf	Registered Investment Company	—	60,868
	Powershares Intl Div Achiev Etf	Registered Investment Company	—	16,690
	Powershares Qqq Etf	Registered Investment Company	—	120,132
	Primecap Odyssey Aggr Growth Fd	Registered Investment Company	—	63,870
	Principal Large Cap Growth I R4	Registered Investment Company	—	132
	Principal Midcap Cl P	Registered Investment Company	—	5,743
	Profunds Biotechnology Svc Cl	Registered Investment Company	—	12,650
	Proshares Ultra S&P 500	Registered Investment Company	—	65,016
	Proshares Utra Qqq	Registered Investment Company	—	126,482

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Proshs Tr Ultrapro E	Registered Investment Company	—	66,253
	Proshs Ultra Finl Ne	Registered Investment Company	—	61,010
	Proshs Ultrapro New Etf	Registered Investment Company	—	48,900
	Proshs Ultrasht Etf New	Registered Investment Company	—	92
*	Prudential Jennison Nat Rescl R	Registered Investment Company	—	3,711
*	Prudential Qma Defensive Eqty Fd C	Registered Investment Company	—	18,081
	Putnam High Income Secs Fd	Registered Investment Company	—	18,275
	Resource Cap Corp	Registered Investment Company	—	100,682
	Rivernorth Dbline Strat Incm Fd R	Registered Investment Company	—	161,558
	Royce Low Priced Stock Fd	Registered Investment Company	—	70,903
	Royce Pennsylvania Mutual Fd Invesmt	Registered Investment Company	—	197,959
	Royce Premier Fd Investment Cl	Registered Investment Company	—	4,140
	Royce Special Equity Fd Inv Cl	Registered Investment Company	—	18,313
	Royce Total Return Fd Inv	Registered Investment Company	—	30,165
	Rs Global Natural Resources Fd Cl Y	Registered Investment Company	—	4,278
	Rs Global Natural Resources K	Registered Investment Company	—	1,957
	Rydex Biotechnology Fd Inv Class	Registered Investment Company	—	9,073
	Rydex Consumer Products Inv Class	Registered Investment Company	—	8,358
	Rydex Govt Long Bd Advantage Inv Cl	Registered Investment Company	—	52,611
	Rydex Health Care Fundinv Cl	Registered Investment Company	—	5,139
	Rydex Retailing Fund Inv Cl	Registered Investment Company	—	4,782
	Rydex Utilities Fd Investor Cl	Registered Investment Company	—	18,730
	San Juan Basin Royal	Registered Investment Company	—	737
*	Schwab	Registered Investment Company	—	28,908
*	Schwab 1000 Index Fund	Registered Investment Company	—	27,329
*	Schwab Core Equity Fund	Registered Investment Company	—	11,040
*	Schwab Fundamntl Emerg Mkt Lg Co Etf	Registered Investment Company	—	1,868
*	Schwab Fundmntl Glbl Real Estt Idx	Registered Investment Company	—	29,958
*	Schwab International Equity Etf	Registered Investment Company	—	21,938
*	Schwab Intl Index Fd	Registered Investment Company	—	19,107
*	Schwab Total Stk Mkt Index	Registered Investment Company	—	39,229
*	Schwab Us Dividend Equity Etf	Registered Investment Company	—	23,164
*	Schwab Us Large-Cap Etf	Registered Investment Company	—	22,245
*	Schwab Us Large-Cap Growth Etf	Registered Investment Company	—	158,302
*	Schwab Us Mid-Cap Etf	Registered Investment Company	—	58,823
*	Schwab Us Reit Etf	Registered Investment Company	—	2,141
*	Schwab Us Small-Cap Etf	Registered Investment Company	—	51,043
*	Schwab Us Tips Etf	Registered Investment Company	—	58,549
	Selected Intl Fd Cl D	Registered Investment Company	—	4,643
	Selected Intl Fd Cl S	Registered Investment Company	—	4,662
	Shelton Green Alpha	Registered Investment Company	—	1,048
	Spdr Dj Wilshire Large Cap Growth	Registered Investment Company	—	10,017
	Spdr Dow Jones Reit Etf	Registered Investment Company	—	56,274
	Spdr Gold Shares	Registered Investment Company	—	178,570
	Spdr Msci Acwi Ex-Us Etf	Registered Investment Company	—	6,029
	Spdr S&P 400 Mid Cap Growth Etf	Registered Investment Company	—	24,263

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Spdr S&P 400 Mid Cap Value Etf	Registered Investment Company	—	21,356
	Spdr S&P 500 Etf	Registered Investment Company	—	201,053
	Spdr S&P 600 Small Cap Growth Etf	Registered Investment Company	—	23,633
	Spdr S&P 600 Small Cap Value Etf	Registered Investment Company	—	21,732
	Spdr S&P China Etf	Registered Investment Company	—	11,250
	Spdr S&P Emerging Europe Etf	Registered Investment Company	—	2,720
	Spdr S&P Emerging Mkts Small Cap Etf	Registered Investment Company	—	45,063
	Spdr S&P Intl Hlth Care	Registered Investment Company	—	2,543
	Spdr S&P Oil 7 Gas Expl	Registered Investment Company	—	3,075
	Sprott Phys Gld Tr E	Registered Investment Company	—	12,222
*	SSgA Emerging Markets Fund Instl	Registered Investment Company	—	14,531
*	SSgA Intl Stock Selection Fund Instl	Registered Investment Company	—	8,558
	T Rowe Price Capital Appreciation Fd	Registered Investment Company	—	753,013
	T Rowe Price Corporate Income Fund	Registered Investment Company	—	129,353
	T Rowe Price Emerging Mkts Bd Fd	Registered Investment Company	—	31,545
	T Rowe Price Emrg Europe Fd	Registered Investment Company	—	1,553
	T Rowe Price Emrg Mkts Local Curncy	Registered Investment Company	—	28,107
	T Rowe Price Growth Stk Adv	Registered Investment Company	—	5,321
	T Rowe Price Health Sciences Fd	Registered Investment Company	—	78,765
	T Rowe Price International Bond Fund	Registered Investment Company	—	7,856
	T Rowe Price Intl Discovery Fund	Registered Investment Company	—	107,337
	T Rowe Price Latin America Fund	Registered Investment Company	—	5,664
	T Rowe Price Media & Telecom Fund	Registered Investment Company	—	5,638
	T Rowe Price Mid Cap Value	Registered Investment Company	—	30,521
	T Rowe Price Mid-Cap Growth Fund	Registered Investment Company	—	25,766
	T Rowe Price New Horizons Fund	Registered Investment Company	—	60,514
	T Rowe Price Retirement 2015 Adv	Registered Investment Company	—	28,693
	T Rowe Price Retirement 2025 Adv	Registered Investment Company	—	31,435
	T Rowe Price Retirement 2040 Fd	Registered Investment Company	—	6,958
	T Rowe Retirement 2040 Fd Advisor Cl	Registered Investment Company	—	6,938
	Tcw Emerging Markets Inc Fund Cl I	Registered Investment Company	—	7,607
	Tcw Select Equities Fd Cl N	Registered Investment Company	—	6,410
	Tcw Total Return Bond Fd Cl I	Registered Investment Company	—	64,178
	Tcw Total Return Bond Fd Cl N	Registered Investment Company	—	80,607
	Technology Select Sector Spdr Etf	Registered Investment Company	—	6,783
	Tekia Healthcare Inv	Registered Investment Company	—	19,476
	Templeton Emrg Mkts Small Cap Fd A	Registered Investment Company	—	6,252
	Templeton Global Bd	Registered Investment Company	—	46,018
	Templeton Global Bond Fd Advisor Cl	Registered Investment Company	—	6,416
	Templeton Global Bond Fund Cl A	Registered Investment Company	—	4,056
	Templeton Global Bond Fund	Registered Investment Company	—	27,314
	Templeton Global Income Fd Inc	Registered Investment Company	—	7,302
	Teton Westwood Equity Fund Cl Aaa	Registered Investment Company	—	1,553
	Third Avenue Value Fund Instl	Registered Investment Company	—	4,862
	Thompson Largecap Fund	Registered Investment Company	—	175
	Touchstone Sands Capital Instl Growt	Registered Investment Company	—	16,293

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Turkish Invt Fd Inc	Registered Investment Company	—	13,506
	Turner Medical Scienceslg Sh Inv Cl	Registered Investment Company	—	11,942
	Tweedy Browne Global Value Fd	Registered Investment Company	—	2,146
	Ubs Ag Jersey Brh Et	Registered Investment Company	—	2,028
	Ubs E-Tracs Shs Etn F	Registered Investment Company	—	1,598
	Undiscovered Mgrsbehavioral Value C	Registered Investment Company	—	16,787
	United States Gasoline	Registered Investment Company	—	2,926
	United States Natural Gas	Registered Investment Company	—	2,168
	Us Global Inv Global Resources Fd	Registered Investment Company	—	843
	Us Global Inv World Precious Minrls	Registered Investment Company	—	182
	Us Global Investors Emerg Europe Fd	Registered Investment Company	—	1,334
	Utilities Select Sector Spdr Etf	Registered Investment Company	—	75,714
	Value Line Sm Cap Opportunities Fd	Registered Investment Company	—	28,757
*	Vanguard 500 Index Fd Admiral Shrs	Registered Investment Company	—	9,800
*	Vanguard 500 Index Fd Investor Shs	Registered Investment Company	—	139,557
*	Vanguard Balanced Index Fund Inv	Registered Investment Company	—	9,513
*	Vanguard Dividend Appreciation Etf	Registered Investment Company	—	56,682
*	Vanguard Dividend Growth Fund Inv	Registered Investment Company	—	8,170
*	Vanguard Emerging Mkts Stock Index	Registered Investment Company	—	91,643
*	Vanguard Energy Fund Inv	Registered Investment Company	—	151,439
*	Vanguard Equity Inc Fd Admiral Shs	Registered Investment Company	—	14,345
*	Vanguard European Stock Index Fd Inv	Registered Investment Company	—	5,630
*	Vanguard Ftse All-World Ex-Us Etf	Registered Investment Company	—	35,765
*	Vanguard Ftse All-Wrld Exus Smcp Etf	Registered Investment Company	—	4,000
*	Vanguard Ftse Emerging Markets Etf	Registered Investment Company	—	77,850
*	Vanguard Ftse Europe Etf	Registered Investment Company	—	15,755
*	Vanguard Gnma Fund Investor Shs	Registered Investment Company	—	5
*	Vanguard Growth Etf	Registered Investment Company	—	10,958
*	Vanguard Growth Index Fd Inv Sh	Registered Investment Company	—	12,168
*	Vanguard Health Care Fund Inv	Registered Investment Company	—	89,106
*	Vanguard High Dividend Yield Etf	Registered Investment Company	—	78,129
*	Vanguard High-Yield Corporate Fd Inv	Registered Investment Company	—	54,344
*	Vanguard Inflation Protected Sec Fd	Registered Investment Company	—	24,922
*	Vanguard Information Technology Etf	Registered Investment Company	—	4,332
*	Vanguard Inter Term Bond Index Fd I	Registered Investment Company	—	83,779
*	Vanguard Inter Term Tax Exmpt Fd Inv	Registered Investment Company	—	1,532
*	Vanguard Interm Term Inv Grd Fund	Registered Investment Company	—	30,975
*	Vanguard Interm Term Trsy Fd Adm Cl	Registered Investment Company	—	28,719
*	Vanguard Intermediate-Term Bond Etf	Registered Investment Company	—	12,833
*	Vanguard Interm-Term Inv Grd Adm Shs	Registered Investment Company	—	50,720
*	Vanguard Long Term Trsy Admiral Sh	Registered Investment Company	—	72,905
*	Vanguard Mid Cap Index Fd Inv	Registered Investment Company	—	118,263
*	Vanguard Mid-Cap Value Etf	Registered Investment Company	—	8,102
*	Vanguard Mid-Cap Value Index Inv	Registered Investment Company	—	10,510
*	Vanguard Reit Etf	Registered Investment Company	—	16,984
*	Vanguard Reit Index Fund Inv	Registered Investment Company	—	114,365

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2015

Identity of Issue		Description of Investment	Cost (1)	Current Value
*	Vanguard Scottsdale	Registered Investment Company	—	29,950
*	Vanguard Short Term Bond Index Inv	Registered Investment Company	—	105,054
*	Vanguard Short-Term Bond Etf	Registered Investment Company	—	15,268
*	Vanguard Short-Term Corp Bond Etf	Registered Investment Company	—	35,261
*	Vanguard Shrt-Trm Infl-Prot Secs Etf	Registered Investment Company	—	45,933
*	Vanguard Small Cap Growth Index Fd	Registered Investment Company	—	64,448
*	Vanguard Small-Cap Etf	Registered Investment Company	—	33,334
*	Vanguard Small-Cap Index Fund	Registered Investment Company	—	205,187
*	Vanguard Small-Cap Value Etf	Registered Investment Company	—	12,301
*	Vanguard Strategic Equity Fund Inv	Registered Investment Company	—	6,106
*	Vanguard Target Retirement 2040 Fd I	Registered Investment Company	—	6,689
*	Vanguard Total Bond Market Etf	Registered Investment Company	—	21,196
*	Vanguard Total Internatl Stock Etf	Registered Investment Company	—	44,585
*	Vanguard Total Intl Stk Index Fd Inv	Registered Investment Company	—	6,542
*	Vanguard Total Stock Market Etf	Registered Investment Company	—	190,667
*	Vanguard Total Stock Markt Indx Fd I	Registered Investment Company	—	102,036
*	Vanguard Total Stock Mkt Indx Fd Adm	Registered Investment Company	—	39,144
*	Vanguard Utilities Etf	Registered Investment Company	—	20,383
*	Vanguard Value Etf	Registered Investment Company	—	6,435
*	Vanguard Value Index Fund	Registered Investment Company	—	18,259
*	Vanguard Wellington Fund Inv	Registered Investment Company	—	21,323
*	Vanguard Windsor Ii Portfolio Inv	Registered Investment Company	—	64,382
	Velocityshares 3X Lng	Registered Investment Company	—	5,925
	Vereit Inc	Registered Investment Company	—	8,728
	Voc Energy	Registered Investment Company	—	1,336
*	Voya Prime Rate Cf	Registered Investment Company	—	8,064
	Wasatch Hoisington Us Treas Fd Inv	Registered Investment Company	—	14,182
	Wasatch Micro Cap Value Fund Inv	Registered Investment Company	—	4,002
	Wells Fargo Adv Premier Lg Co Gr Adm	Registered Investment Company	—	52,137
	Wells Fargo Global Divid	Registered Investment Company	—	1,708
	Wells Fargo Premier Lrg Co Gr A	Registered Investment Company	—	75,683
	Wells Fargo Special Sm Cap Value A	Registered Investment Company	—	15,764
	Wisdomtree Emerg Markets Eq Inc Etf	Registered Investment Company	—	3,164
	Wisdomtree Etf	Registered Investment Company	—	9,241
	Wisdomtree Eur SmCap Div	Registered Investment Company	—	280
	Wisdomtree India Earnings Etf	Registered Investment Company	—	3,977
	Wisdomtree Total Dividend Etf	Registered Investment Company	—	3,583
	Wisdomtree Us Small	Registered Investment Company	—	2,717

	Registered Investment Companies		—	15,979,495

*	Notes Receivables from Participants	Interest rates range from 4.25% to 10.5%	—	37,329,660

	Collateral Held on Loaned Securities
	*SSgA Quality D Short-term Investment Fund		—	12,327,674

	Total Investments		—	2,148,718,187

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 28, 2016	By:	/s/ James K. Saccaro
James K. Saccaro
Member of the Administrative Committee